Exhibit 99.1
AMTD IDEA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of AMTD IDEA Group
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of AMTD IDEA Group and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, the People’s Republic of China
April 21, 2023
We have served as the Company’s auditor since 2021.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
REVENUE

Capital market solutions service s income (including income generated from related parties of HK$128,419,020 and HK$105,448,459 and HK$9,020,655 f or the years ended December 31, 2020, 2021 and 2022, respectively)		607,263,125	680,477,636	581,932,693
Digital solutions and other services income (including income generated from related parties of nil, nil and HK$12,499,860 for the years ended December 31, 2020, 2021 and 2022, respectively)		—	—	183,572,996
Fashion and luxury media advertising and marketing services income (including income generated from related parties of nil, nil and HK$22,616,160 for the years ended December 31, 2020, 2021 and 2022, respectively)		—	—	59,679,071
Dividend and gain related to disposed financial assets at fair value through profit or loss (including net disposal gain generated from related parties of HK$82,948,508 and HK$125,112,176 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)		171,026,667	173,823,384	223,342,854
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gain related to disposed financial assets at fair value through profit or loss)	2 9 (A)(ii)	(31,054,945)	597,551,244	(161,406,875)
Net fair value changes on derivative financial assets	14	371,305,326	(54,008,047)	484,760,273

	5	1,118,540,173	1,397,844,217	1,371,881,012
Other income	5	111,867,468	125,538,171	141,461,546
Other gain	5	—	—	153,487,985
Impairment losses under expected credit loss model on financial assets	11 , 12	(17,109,001)	—	(3,920,121)
Other operating expenses	6	(103,723,211)	(83,794,012)	(178,572,464)
Staff costs	7	(94,410,281)	(95,585,898)	(129,257,473)
Finance costs	8	(21,510,079)	(12,825,923)	(6,729,278)
Net fair value changes on derivative financial liability	25	7,765,148	—	13,347,266

PROFIT B EF ORE TAX		1,001,420,217	1,331,176,555	1,361,698,473
Income tax credit/(expense)	9	137,540,767	(109,295,037)	(104,984,438)

PROFIT FOR THE YEAR		1,138,960,984	1,221,881,518	1,256,714,035

Attributable to:
Owners of the parent:
- Ordinary shareholders		1,059,973,270	1,096,452,084	1,110,007,521
- Holders of perpetual securities	27	78,987,714	125,742,843	122,971,145
Non-controlling interests		—	(313,409)	23,735,369

		1,138,960,984	1,221,881,518	1,256,714,035

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	10	4.34	4.81	3.71

Diluted (HK$ per share)	10	4.22	4.81	3.71

Class B ordinary shares:
Basic (HK$ per share)	10	4.34	4.81	3.71

Diluted (HK$ per share)	10	4.34	4.81	3.71

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
PROFIT FOR THE YEAR		1,138,960,984	1,221,881,518	1,256,714,035
OTHER COMPREHENSIVE INCOME
Item that may be reclassified subsequently to profit or loss
Exchange differences o n translation of foreign operations		1,022,840	738,972	1,670,568
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		—	—	121,623

OTHER COMPREHENSIVE INCOME FOR THE YEAR		1,022,840	738,972	1,792,191

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,139,983,824	1,222,620,490	1,258,506,226

Attributable to:
Owners of the parent:
—Ordinary shareholders		1,060,996,110	1,096,896,235	1,113,282,452
—Holders of perpetual securities	27	78,987,714	125,742,843	122,971,145
Non-controlling interests		—	(18,588)	22,252,629

		1,139,983,824	1,222,620,490	1,258,506,226

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2022

		December 31,
	Notes	2021	2022
		HK$	HK$
Assets
Current assets
Accounts receivable	11	86,514,680	187,673,616
Prepayments, deposits and other receivables	12	21,916,382	968,662,540
Due from immediate holding company	2 9 (B)(i)	2,144,975,230	2,239,358,702
Derivative financial assets	14	969,894,519	1,443,134,162
Tax recoverable		—	3,099,712
Other assets	15	136,065,738	9,620,468
Restricted cash	16	—	3,239,362
Cash and bank balances	16	526,206,108	1,078,411,335

Total current assets		3,885,572,657	5,933,199,897

Non-current assets
Property, plant and equipment	17	67,131	90,078
Goodwill	18	—	58,675,041
Intangible assets	19	15,171,170	756,131,422
Financial assets at fair value through profit or loss	13	2,786,027,085	1,523,195,334

Total non-current assets		2,801,265,386	2,338,091,875

Total assets		6,686,838,043	8,271,291,772

Equity and liabilities
Current liabilities
Accounts payable	20	155,020,918	82,315,173
Bank borrowings	21	388,870,500	156,910,059
Other payables and accruals	22	92,225,549	131,795,895
Provision s	23	—	31,805,843
Tax payable		136,124,845	22,482,162

Total current liabilities		772,241,812	425,309,132

Non-current liabilities
Bank borrowings	21	—	3,569,042
Deferred tax liabilities	24	—	25,785,453
Derivative financial liability	25	13,752,673	—
Convertible bond	25	111,970,384	—

Total non-current liabilities		125,723,057	29,354,495

Total liabilities		897,964,869	454,663,627

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022

		December 31,
	Notes	2021	2022
		HK$	HK$
Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2021 and 2022; 8,000,000,000 shares authorized as of December 31, 2021 and 2022; 62,327,851 and 144,077,210 shares issued and outstand ing as of December 31, 2021 and 2022, respectively)	26	48,838	92,706
Class B ordinary shares (par value of US$0.0001 as of December 31, 2021 and 2022; 2,000,000,000 shares authorized as of December 31, 2021 and 2022; 183,283,628 and 233,526,979 shares issued and outstanding as of December 31, 2021 and 2022)	26	143,864	203,154
Treasury shares	26	(5,000,000,000)	(7,500,000,000)
Capital reserve		4,551,183,728	7,734,456,434
Exchange reserve		1,466,991	4,741,922
Retained profits		4,449,489,995	5,559,497,516

Total equity attributable to ordinary shareholders of the Company		4,002,333,416	5,798,991,732
Non-controlling interests		15,496,320	247,242,319
Perpetual securities	27	1,771,043,438	1,770,394,094

Total equity		5,788,873,174	7,816,628,145

Total liabilities and equity		6,686,838,043	8,271,291,772

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Share capital	Capital reserve	Treasury shares	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non-controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2020	192,702	4,551,187,228	—	—	2,277,115,014	6,828,494,944	—	—	6,828,494,944
Profit for the year	—	—	—	—	1,059,973,270	1,059,973,270	78,987,714	—	1,138,960,984
Exchange differences on translation of foreign operations	—	—	—	1,022,840	—	1,022,840	—	—	1,022,840

Total comprehensive income for the year	—	—	—	1,022,840	1,059,973,270	1,060,996,110	78,987,714	—	1,139,983,824

Issuance of perpetual securities (Note 27)	—	—	—	—	—	—	1,818,450,452	—	1,818,450,452
Distribution to holders of perpetual securities (Note 2 7 )	—	—	—	—	—	—	(62,753,625)	—	(62,753,625)

As of December 31, 2020	192,702	4,551,187,228	—	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595

As of January 1, 2021	192,702	4,551,187,228	—	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595
Profit for the year	—	—	—	—	1,096,452,084	1,096,452,084	125,742,843	(313,409)	1,221,881,518
Exchange differences on translation of foreign operations	—	—	—	444,151	—	444,151	—	294,821	738,972

Total comprehensive income for the year	—	—	—	444,151	1,096,452,084	1,096,896,235	125,742,843	(18,588)	1,222,620,490

Redemption of perpetual securities (Note 2 7 )	—	—	—	—	15,949,627	15,949,627	(65,104,192)	—	(49,154,565)
Distribution to holders of perpetual securities (Note 2 7 )	—	—	—	—	—	—	(124,279,754)	—	(124,279,754)
Capital injection by non-controlling interest	—	(3,500)	—	—	—	(3,500)	—	15,514,908	15,511,408
Repurchase of shares from a shareholder (Note 26)	—	—	(5,000,000,000)	—	—	(5,000,000,000)	—	—	(5,000,000,000)

As of December 31, 2021	192,702	4,551,183,728	(5,000,000,000)	1,466,991	4,449,489,995	4,002,333,416	1,771,043,438	15,496,320	5,788,873,174

As of January 1, 2022	192,702	4,551,183,728	(5,000,000,000)	1,466,991	4,449,489,995	4,002,333,416	1,771,043,438	15,496,320	5,788,873,174
Profit for the year	—	—	—	—	1,110,007,521	1,110,007,521	122,971,145	23,735,369	1,256,714,035
Other comprehensive income for the year	—	—	—	3,274,931	—	3,274,931	—	(1,482,740)	1,792,191

Total comprehensive income for the year	—	—	—	3,274,931	1,110,007,521	1,113,282,452	122,971,145	22,252,629	1,258,506,226

Conversion of convertible bond (Note 25)	1,447	112,805,046	—	—	—	112,806,493	—	—	112,806,493
Distribution to holders of perpetual securities (Note 2 7 )	—	—	—	—	—	—	(123,620,489)	—	(123,620,489)
Issuance of shares (Note 2 6 )	9,156	391,848,766	—	—	—	391,857,922	—	—	391,857,922
Acquisition of AMTD Digital under common control (Note 34)	—	(6,049,339,914)	—	—	—	(6,049,339,914)	—	110,142,338	(5,939,197,576)
Issuance of shares for acquisition of AMTD Digital (Note 34)	92,555	7,756,136,026	—	—	—	7,756,228,581	—	—	7,756,228,581
Issuance of shares by AMTD Digital upon listing	—	662,788,466	—	—	—	662,788,466	—	422,264,201	1,085,052,667
Disposal of subsidiaries	—	—	—	—	—	—	—	(13,878,853)	(13,878,853)
Repurchase of shares by a subsidiary	—	309,034,316	—	—	—	309,034,316	—	(309,034,316)	—
Repurchase of shares from immediate holding company (Note 26)	—	—	(2,500,000,000)	—	—	(2,500,000,000)	—	—	(2,500,000,000)

As of December 31, 2022	295,860	7,734,456,434	(7,500,000,000)	4,741,922	5,559,497,516	5,798,991,732	1,770,394,094	247,242,319	7,816,628,145

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,001,420,217	1,331,176,555	1,361,698,473
Adjustments for:
Interest income	5	(101,226,862)	(116,078,163)	(127,308,396)
Finance costs	8	21,510,079	12,825,923	6,729,278
Depreciation	6	30,374	44,226	96,115
Amortization	6	—	—	5,688,143
Dividend income	5	(88,078,159)	(48,711,208)	(50,213,509)
Gain related to disposed investments	5	(82,948,508)	(125,112,176)	(173,129,345)
Gain from a bargain purchase	34	—	—	(37,966,405)
Gain from disposal of subsidiaries	5	—	—	(115,521,580)
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial asset)	5	31,054,945	(597,551,244)	161,406,875
Net fair value changes on derivative financial asset	14	(371,305,326)	54,008,047	(484,760,273)
Net fair value changes on derivative financial liability	25	(7,765,148)	—	(13,347,266)
Impairment losses under expected credit loss model on financial asset s	11	17,109,001	—	3,920,121

Operating cash flows before changes in working capital		419,800,613	510,601,960	537,292,231
Decrease/(increase) in accounts receivable		251,920,323	(9,164,430)	(227,888,044)
Decrease in prepayments, deposits and other receivables		11,568,581	2,956,009	89,589,897
Decrease in other payables and accruals		(49,718,674)	(36,178,634)	(89,143,854)
Decrease in financial assets at fair value through profit or loss		972,215,580	—	—
Decrease in derivative financial asset		618,682,641	—	—
Decrease in restricted cash		—	—	507,461
Decrease in provisions		—	—	(739,547)
Changes in accounts payable and other assets		(241,859,529)	14,278,153	60,324,886

Cash generated from operations		1,982,609,535	482,493,058	369,943,030
Profits tax paid		(76,778,218)	(96,460,047)	(242,717,404)
Dividend received		88,078,159	48,711,208	50,213,509
Interest received		67,783	15,379	31,784,569

Net cash generated from operating activities		1,993,977,259	434,759,598	209,223,704

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	17	(110,734)	—	(12,848)
Purchase of financial assets at fair value through profit or loss		—	(9,968,000)	(37,476,390)
Increase in amount due from immediate holding company		(3,581,230,632)	(348,701,497)	(535,885,128)
Acquisition of subsidiaries, net of cash acquired	34	—	—	103,912,858
Cash disposed of upon disposal of subsidiaries	5	—	—	(144,050,060)
Receipt of return from movie income right investments		—	—	20,899,338
Proceeds from disposal of financial asset s at fair value through profit or loss		—	—	15,965,179

Net cash used in investing activities		(3,581,341,366)	(358,669,497)	(576,647,051)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		—	—	195,265,523
Proceeds from listing of a subsidiary		—	—	1,085,052,667
Repayment of bank borrowings		—	—	(233,118,919)
Repayment of margin loans		(317,722,438)	—	—
Redemption of perpetual securities		—	(49,154,565)	—
Proceeds from bank borrowings		232,280,000	155,926,000	—
Net proceeds from perpetual securities		1,436,368,339	—	—
Distribution to perpetual securities holders	27	(62,753,625)	(124,279,754)	(123,620,489)
Financing costs paid		(13,765,758)	(4,662,214)	(6,264,231)
Capital injection by non-controlling interest		—	15,511,408	—

Net cash flows generated from (used in) financing activities		1,274,406,518	(6,659,125)	917,314,551

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(312,957,589)	69,430,976	549,891,204
Cash and cash equivalents at beginning of year		766,430,471	453,966,764	526,206,108
Effect of foreign exchange rate change, net		493,882	2,808,368	2,314,023

CASH AND CASH EQUIVALENTS AT END OF YEAR		453,966,764	526,206,108	1,078,411,335

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	453,966,764	526,206,108	1,078,411,335

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1	CORPORATE INFORMATION

AMTD IDEA Group (the “Company”) is a limited liability company incorporated in Cayman Islands on February 4, 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019 and its shares are listed on Singapore Exchange on April 8, 2020.
The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in the provision of capital market solutions services, digital solutions and other services, fashion and luxury media advertising and marketing services, and strategic investment.
The Company’s immediate holding company is AMTD Group Inc. (formerly known as AMTD Group Company Limited) (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”).
Prior to December 31, 2020, the Company’s ultimate holding company was L.R. Capital Group Inc. (“L.R. Capital”), a private company incorporated in the Cayman Islands. On December 31, 2020, AMTD Group and L.R. Capital entered into a share repurchase agreement, where AMTD Group has repurchased certain shares previously alloted to L.R. Capital. From then onwards, AMTD Group became the ultimate holding company of the Group.
Information about principal subsidiaries
Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Issued and registered share capital	Percentage of equity attributable to the Company				Principal activities
			2021		2022
			Direct	Indirect	Direct	Indirect

AMTD International Holding Group Limited (“AMTD IHG”)	Hong Kong (“HK”)	HK$500,000	100%	—	100%	—	Investment holding and provision of capital market solutions services
AMTD Global Markets Limited	HK	HK$1,561,610,980	—	100%	—	—	Provision of capital market solutions services
AMTD Strategic Investment Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Investment Solutions Group Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Overseas Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Fintech Investment Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Investment Inc.	Cayman Islands	US$1	100%	—	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$1	—	100%	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$1	—	100%	—	100%	Investment holding
AMTD IDEA International Limited	BVI	US$1	—	100%	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$1	—	100%	—	100%	Investment holding

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1	CORPORATE INFORMATION (CONTINUED)
Particulars of the Company’s principal subsidi
ari
es are as f
ollo
ws (continued):

Name	Place of incorporation	Issued and registered share capital	Percentage of equity attributable to the Company					Principal activities
			2021		2022
			Direct	Indirect	Direct		Indirect
L’Officiel Inc. SAS (“L’Officiel”)	France	EUR6,960,100	—	—	—		100%	Investment holding and provision of fashion and luxury media advertising and marketing services
AMTD Digital Inc. (“AMTD Digital”)	Cayman Islands	US$7,658	—	—	84.9	%*	—	Investment holding
AMTD Biomedical Investment Limited	BVI	US$1	—	—	—		84.9%	Investment holding
AMTD Digital Media Holdings Limited	BVI	US$1	—	—	—		84.9%	Investment holding
AMTD Digital Media Limited	HK	HK$1	—	—	—		84.9%	Provision of digital solutions and other services
AMTD Risk Solutions Group Limited	HK	HK$300,000	—	—	—		84.9%	Provision of digital solutions and other services

*
During the year ended December 31, 2022, the Company acquired 82.7% equity interest in AMTD Digital, a fellow subsidiary, by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital. Upon completion of the foregoing transaction, the Company owned 97.1% of AMTD Digital, and AMTD Digital became a consolidated subsidiary of the Group. AMTD Digital has been considered as business under IFRS 3 Business Combination. Since the Group and AMTD Digital are under common control of AMTD Group, the acquisition of AMTD Digital has been accounted for as business combination under common control which has been detailed in
N
ote 2.

After the completion of the listing of AMTD Digital in July 2022
,
 exercise of over-allotment option in August 2022,

private placement in October 2022 and shares repurchased in December 2022, the ownership interest of AMTD IDEA in AMTD Digital decreased from 97.1% to 84.9%.

2.1	BASIS OF PRESENTATION
Basis of preparation
The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”). For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial assets and derivative financial liability which are measured at fair value. The consolidated financial statements are presented in Hong Kong Dollars (“HK$”) unless otherwise stated, which is also the functional currency of the Company.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.2	APPLICATION OF AMENDMENTS TO IFRSs
Amendments to IFRSs that are mandatorily effective for current year
In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2022 for the preparation of the consolidated financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021
Amendments to IAS 16	Property, Plant and Equipment – Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018-2020
Except as described below, the application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.
Impacts on application of Amendments to IFRS 3 Reference to the Conceptual Framework
The Group has applied the amendments to business combinations for which the acquisition date was on or after January 1, 2022. The amendments update a reference in IFRS 3 Business Combinations so that it refers to the Conceptual Framework for Financial Reporting issued by International Accounting Standards Board in March 2018 (the “Conceptual Framework”) instead of the International Accounting Standards Committee’s Framework for the Preparation and Presentation of Financial Statements (replaced by the Conceptual Framework for Financial Reporting issued in September 2010), add a requirement that, for transactions and events within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, an acquirer applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination and add an explicit statement that an acquirer does not recognise contingent assets acquired in a business combination.
The application of the amendments in the current year has had no impact on the Group’s consolidated financial statements.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs
New and amendments to IFRSs in issue but not yet effective
The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	Insurance Contracts 1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 2
Amendment to IFRS 16	Lease Liability in a Sale and Leaseback 3
Amendments to IAS 1	Classification of Liabilities as Current or Non-current 3
Amendments to IAS 1	Non-current Liabilities with Covenants 3
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 1
Amendments to IAS 8	Definition of Accounting Estimate 1
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 1

1	Effective for annual periods beginning on or after January 1, 2023
2	Effective for annual periods beginning on or after a date to be determined
3	Effective for annual periods beginning on or after January 1, 2024
Except for the impact mentioned below, the directors of the Company anticipate that the application of the other new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.
Amendments to IAS 1 Classification of Liabilities as Current or Non-current (the “2020 Amendments”) and Amendments to IAS 1 Non-current Liabilities with Covenants (the “2022 Amendments”)
The 2020 Amendments provide clarification and additional guidance on the assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current,
which:

•
clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current
only if the entity recognises the option separately as an equity instrument applying IAS 32 Financial Instruments: Presentation.

•
specify that the classification of liabilities as current or non-current
should be based on rights that are in existence at the end of the reporting period. Specifically, the amendments clarify that the classification should not be affected by management intentions or expectations to settle the liability within 12 months.

For rights to defer settlement for at least twelve months from reporting date which are conditional on the compliance with covenants, the requirements introduced by the 2020 Amendments have been modified by the 2022 Amendments. The 2022 Amendments specify that only covenants with which an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Covenants which are required to comply with only after the reporting period do not affect whether that right exists at the end of the reporting period
.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (CONTINUED)
Amendments to IAS 1 Classification of Liabilities as Current or Non-current (the “2020 Amendments”) and Amendments to IAS 1 Non-current Liabilities with Covenants (the “2022 Amendments”) (continued)

In addition, the 2022 Amendments specify the disclosure requirements about information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period, if the entity classifies liabilities arising from loan arrangements as non-current
when the entity’s right to defer settlement of those liabilities is subject to the entity complying with covenants within twelve months after the reporting period.
The 2022 Amendments also defer the effective date of applying the 2020 Amendments to annual reporting periods beginning on or after 1 January 2024. The 2022 Amendments, together with the 2020 Amendments, are effective for annual reporting periods beginning on or after 1 January 2024, with early application permitted. If an entity applies the 2020 amendments for an earlier period after the issue of the 2022 Amendments, the entity should also apply the 2022 Amendments for that period.
Based on the Group’s outstanding liabilities as at December 31, 2022 and the related terms and conditions stipulated in the agreements between the Group and the related lenders, the application of the 2020 and 2022 Amendments will not result in reclassification of the Group’s liabilities.
Amendments to IAS 1 and IFRS Practice Statement 2 “Disclosure of Accounting Policies”
IAS 1 is amended to replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The amendments also clarify that accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. If an entity chooses to disclose immaterial accounting policy information, such information must not obscure material accounting policy information.
IFRS Practice Statement 2 “Making Materiality Judgements” (the “Practice Statement”) is also amended to illustrate how an entity applies the “four-step materiality process” to accounting policy disclosures and to judge whether information about an accounting policy is material to its financial statements. Guidance and examples are added to the Practice Statement.
The application of the amendments is not expected to have significant impact on the financial position or performance of the Group but may affect the disclosures of the Group’s significant accounting policies. The impacts of application, if any, will be disclosed in the Group’s future consolidated financial statements.
Amendments to IAS 8 “Definition of Accounting Estimates”
The amendments define accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”. An accounting policy may require items in financial statements to be measured in a way that involves measurement uncertainty — that is, the accounting policy may require such items to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, an entity develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available, reliable information.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (CONTINUED)
Amendments to IAS 8 “Definition of Accounting Estimates” (continued)

In addition, the concept of changes in accounting estimates in IAS 8 is retained with additional clarifications.
The application of the amendments is not expected to have significant impact on the Group’s consolidated financial statements.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2020, 2021 and 2022. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.
Profit or loss and each item of other comprehensive income, if any, is attributed to the owners of the parent of the Group (including ordinary shareholders and holders of perpetual securities) and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions among members of the Group are eliminated in full on consolidation.
Non-controlling
interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.
Changes in the Group’s interests in existing subsidiaries
Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling
interests are adjusted to reflect the changes in their relative interests in the subsidiaries, including re-attribution
of relevant reserves between the Group and the
non-controlling
interests according to the Group’s and the
non-controlling
interests’ proportionate interests.
Any difference between the amount by which the
non-controlling
interests are adjusted, and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.
When the Group loses control of a subsidiary, the assets and liabilities of that subsidiary and non-controlling
interests (if any) are derecognised. A gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owners of the Company. All amounts previously recognised in other

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Changes in the Group’s interests in existing subsidiaries (continued)

comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 “Financial Instruments” or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.
Business combinations
A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
Acquisitions of businesses, other than business combination under common control, are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
For business combinations in which the acquisition date is on or after January 1, 2022, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework except for transactions and events within the scope of IAS 37 or IFRIC 21, in which the Group applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination. Contingent assets are not recognized.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date. If, after re-assessment,
the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Non-controlling
interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling
interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets or at fair value. The choice of measurement basis is made on a transaction-by-transaction
basis. Other types of
non-controlling
interests are measured at their fair value.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

under common cont
rol
The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as predecessor accounting) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

•	Income statement reflects the results of the combining parties.

•	No new goodwill arises in predecessor accounting.

•	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve.
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.
For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.
A cash-generating unit (or groups of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or groups of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit (or group of cash-generating units).
On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash-generating units, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of an operation within the cash-generating unit (or a cash-generating unit within a group of cash-generating units), the amount of goodwill disposed of is measured on the basis of the relative values of the operation (or the cash-generating unit) disposed of and the portion of the cash-generating unit (or the group of cash-generating units) retained.
Fair value measurement
The Group measures its derivative financial instruments, movie income right investments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value measurement (continued)

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	—	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	—	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3	—	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Impairment of
non-financial
assets
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.
The recoverable amount of property, plant and equipment, and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of
non-financial
assets (continued)

of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
Related parties
A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key m anagement personnel services to the Group or to the parent of the Group.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation
Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.
Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the year in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.
Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:
Furniture and fixtures

20%
Computer equipment     33
1
/
3
%
Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.
An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.
Intangible assets (other than goodwill)
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Intangible assets with indefinite useful lives that are acquired separately are carried at cost less any subsequent accumulated impairment losses.
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses being their fair value at the date of the revaluation less subsequent accumulated amortization and any accumulated

F-
20

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Intangible assets (other than goodwill) (continued)
Intangible assets acquired in a business combination (continued)

impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Financial instruments - Investments and other financial assets
Initial recognition and measurement
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable arising from contracts with customers that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) in accordance with the policies set out for “Revenue recognition” below.
In order for a financial asset to be classified and measured at amortized cost, the contractual terms needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding and the financial asset needs to be held within a business model whose objective is to collect contractual cash flows.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows. Financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective to hold financial assets in order to sell and collect contractual cash flows. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.
Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

F-2
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial instruments - Investments and other financial assets (continued)

Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:
Financial assets at amortized cost (debt instruments)
Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the consolidated statements of profit or loss when the asset is derecognized, modified or impaired.
The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in profit or loss. The amount of realized gains and losses represents the difference between the fair value at the beginning of the year or purchase date in the year and disposal date of the financial instruments, which is recognized in the consolidated statements of profit or loss and included in “dividend and gain related to disposed financial assets at fair value through profit or loss”.
This category includes debt investments at fair value through profit or loss, derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends income which is derived from Group’s ordinary course of business is recognized as revenue in the consolidated statements of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.
Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e., removed from the Group’s consolidated statements of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a “pass-through” arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset

F-2
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Derecognition of financial assets (continued)

nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for debt instruments or financial assets at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
General approach
For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next
12-months
(a
12-month
ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
At each reporting date, the Group assesses whether the credit risk on a financial asset has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial asset as of the reporting date with the risk of a default occurring on the financial asset as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information available without undue cost or effort.
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.
Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable arising from IFRS 15 which apply the simplified approach as detailed below.

Stage 1	—	Financial assets for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2	—	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3	—	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

F-2
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)

Simplified approach
For accounts receivable arising from IFRS 15 that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
Significant increase in credit risk
In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•
an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.
The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
Definition of default
For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).
Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)

Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)	significant financial difficulty of the issuer or the borrower;

b)	a breach of contract, such as a default or past due event;

c)
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization ; or

e)	the disappearance of an active market for that financial asset because of financial difficulties.
Write-off
policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off
constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.
Measurement and recognition of ECL
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.
Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.
Lifetime ECL for accounts receivable from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.
For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)
Measurement and recognition of ECL (continued)

The grouping is regularly reviewed by management to
ensure
the constituents of each group continue to share similar credit risk characteristics.
Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.
The Group recognises an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable
from contracts with customers where the corresponding adjustment is recognised through a loss allowance account. For investments in debt instruments that are measured at FVTOCI, the loss allowance is recognised in other comprehensive income and accumulated in the FVTOCI reserve without reducing the carrying amount of these debt instruments/receivables. Such amount represents the changes in the FVTOCI reserve in relation to accumulated loss allowance.
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at amortized cost or at fair value through profit or loss (derivative financial instruments), as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of financial liabilities at amortized cost, net of directly attributable transaction costs. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
The Group’s financial liabilities include accounts payable, bank borrowings, financial liabilities included in other payables and accruals, derivative financial liability and convertible bond.
Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification as follows:
Financial liabilities at amortized cost
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in profit or loss.

F-2
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial liabilities (continued)

Derivative financial liability and convertible bonds
If the conversion option of convertible bond exhibits characteristics of an embedded derivative (when the conversion option that will be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is a conversion option derivative), it is separated from its liability component. On initial recognition, the derivative component of the convertible bond is measured at fair value and presented separately as derivative financial instruments. Transaction costs are apportioned between the liability and derivative components of the convertible bond based on the allocation of proceeds to the liability and derivative components when the instruments are initially recognized. The portion of the transaction costs relating to the liability component is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately in the statement of profit or loss.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.
Derivative financial instruments
Derivative financial asset is initially recognized at fair value on the date on which a derivative contract is entered into and is subsequently remeasured at fair value. Derivative financial instruments are carried as an asset when the fair value is positive and as a liability when the fair value is negative. Any gain or loss arising from changes in fair value of the derivative financial instruments is taken directly to profit or loss.
Day 1 profit or loss
If the fair value of the derivative financial instrument at initial recognition differs from the transaction price and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price is deferred and is only recognized as a gain or loss during the term of the derivative financial instrument using a systematic basis that reflects a change in a factor (including time) that market participants would take into account when pricing the derivative financial instrument.
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance
with
the
substance of the contractual arrangements
and
the definitions
of
a financial liability and an equity instrument.

F-2
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED
)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Equity instruments
An equity instrument
 is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.
Perpetual instruments, which include no contractual obligation for the Group to deliver cash or other financial assets or the Group has the sole discretion to defer payment of distribution and redemption of principal amount indefinitely are classified as equity instruments.
Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
Cash and cash equivalents
Cash and cash equivalents presented on the consolidated statement of financial position include:

(a)
cash, which comprises of cash on hand and demand deposits, excluding bank balances that are subject to regulatory restrictions that result in such balances no longer meeting the definition of cash; and

(b)
cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.
Provisions
A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.
When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.
Contingent liabilities
A contingent liability is a present obligation arising from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.
Where the Group is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability and it is not recognized in the consolidated financial statements.
The Group assesses continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for

F-2
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Contingent liabilities (continued)

an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements in the reporting period in which the change in probability occurs, except in the extremely rare circumstances where no reliable estimate can be made.
Income tax
Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.
Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•
when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

F-
29

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Income tax (continued)

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxable entity by the same taxation authority.
Revenue recognition
Revenue from contracts with customers
Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. During the years ended December 31, 2020, 2021 2022, no, one and three customers, under capital market solutions segment, contributed ten percent
or more of the total revenue of the Group, respectively.
When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Capital market solutions
Capital market solutions service income is composed of underwriting commission, brokerage and handling fee and financial advisory fee and asset management fee. Underwriting commission earned from underwriting equity and debt securities is recognized at the point in time when the Group’s performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.
The Group considers that all the services promised in a particular contract of being a financial advisor are interdependent and interrelated and should be therefore accounted for as a single performance obligation. As it is unlikely that a customer can obtain benefit before the Group completes all its services up to listing or the completion of the underlying transaction and since the contracts do not provide the Group an enforceable right to payment performance completed up to date, the financial advisory fees are recognized at a point in time upon listing or when the underlying transactions are completed.
Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. The management fee and the performance-based incentive fee are earned for the provision of asset management services, which include portfolio diversification and rebalancing. These services represent a single performance obligation comprised of a series of distinct services which are substantially the same, being provided continuously over the contract period. Asset management fees consist of management and performance fees that are fixed or variable. Variable consideration is determined based on underlying assets under management, i.e. AUM, of a customer’s account at a specified period end. At the end of each reporting period, the Group updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. Management fee is recognized when services are performed. Fixed consideration is recognized over the schedule period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company. Performance-based

F-3
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)
Capital market solutions (continued)

incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For asset management services, when a single contract contains both asset management services and brokerage services, the stand-alone selling prices of each of the distinct services underlying the performance obligations (i.e. management fee and performance-based incentive fee for asset management service and brokerage and handling fee for transaction processing service) are stated separately in the contract. These are the observable prices of services when the Company sells each of them separately.
Brokerage and handling fee is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.
Digital solutions and other service
s

(i)	Insurance brokerage services
The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium paid by the insured and generally depends upon the type of insurance or reinsurance policy and the insurance company partner. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.

(ii)	Digital solutions services
The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer based on the level of annual fee including the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the membership program, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors, under the digital solutions and other services segment, which provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered during the period generally ranged from 1 to 3 years. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may require customers to provide partial upfront payments of total service fees. Upfront payment may be requested at the point the customer entered into the service contracts. The remaining payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.
Fashion and luxury media advertising and marketing services
Fashion and luxury media advertising and marketing services income is composed of fashion and luxury magazines and advertising service income and fashion and luxury media licensing and marketing services income. The Group distributes of fashion and luxury magazines. The Group also provides advertising services on fashion and luxury magazines to the customers. Revenue is recognized at a point in time when

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)
Fashion and luxury media advertising and marketing services (continued)

control of the goods has transferred to the customers or upon the edition in which the advertisement is displayed. The Group also provides fashion and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues of such services over time based on the contract term. The Group allows a credit period up to
90 days to its customers.

Revenue from other sources
Fair value changes on financial assets at fair value through profit or loss and derivative financial assets are recognized in the period in which they arise. Gain/loss recognized during the current period is recognized as gain/loss related to disposed investments, whereas gain/loss recognized for those financial assets at fair value through profit or loss and derivative financial assets held at the end of the reporting period is recognized as net fair value changes on financial assets at fair value through profit or loss and net fair value changes on derivative financial assets.
Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.
Contract liabilities
A contract liability is recognized when the payment is made and received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
For certain customers, the Company requires upfront payment and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period.
Government grant
Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current
assets (including property, plant and equipment) are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.
Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under other income.
Employee benefits
The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to profit or

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Employee benefits (continued)

loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

Short-term employee benefits are recognised at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognised as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognised for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.
Share-based payments
Restricted ordinary shares granted to employees
Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period. When the restricted ordinary shares are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.
Leases
Definition of a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts entered into or modified on or after the date of initial application IFRS 16 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.
The Group as a lessee
Allocation of consideration to components of a contract
For a contract that contains a lease component and one or more additional lease or non-lease
components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease
components.
Short-term leases
The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis or another systematic basis over the lease term.
Right-of-use
assets
The cost of
right-of-use
asset includes:

•	the amount of the initial measurement lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Leases (continued)
The Group as a lessee (continued)
Right-of-use
assets (continued)

•	any initial direct costs incurred by the Group; and

•
an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use
assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use
assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.
The Group presents
right-of-use
assets as a separate line item on the consolidated statement of financial position.
Lease liabilities
At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
The lease payments include:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options;

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease; and

•	The amount expected to be payable by the lessee under remaining value guarantees.
After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.
The Group presents lease liabilities as a separate line item on the condensed consolidated statement of financial position.
Foreign currencies
These financial statements are presented in Hong Kong dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDA
TED
FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Foreign currencies (continued)

Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
Non-monetary
items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary
item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).
In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary
asset or
non-monetary
liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary
asset or
non-monetary
liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in an exchange reserve (attributed to non-controlling
interests as appropriate).
On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in a foreign exchange translation reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.
In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed
to
non-controlling
interests and are not recognized in profit or loss. For all other partial disposals, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.
Borrowing costs
All borrowing costs
not eligible for capitalization
are recognised in profit or loss in the period in which they are incurred.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future
.

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:
Fair value of unlisted equity investments and movie income right investments
The Group’s unlisted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.
As of December 31, 2021, the fair value of the unlisted equity investment-Investment D (Note 13) and Investment E (Note 13) were estimated using an equity valuation allocation (“EVA”) valuation technique relying on the hybrid method, considering two scenarios in a probability weighted expected return method (“PWERM”) framework, and using the option pricing method (“OPM”) to allocate value in the IPO exit scenario. The valuation requires the management to consider two scenarios in its PWERM analysis which was non-IPO
exit event and IPO exit event and hence they were subject to uncertainty. The input of the equity value of unlisted equity investment-Investment D and Investment E were estimated using forward price/earnings (“P/E”) ratio as the valuation multiple.
As of December 31, 2020, the fair value of unlisted equity investment-Investment F (Note 13) was based on the prices of recent transactions of the same instruments with the same rights of the same issuers. During the year ended December 31, 2021, the valuation technique for the fair value of Investment F has been changed due to the lack of recent transaction price. Thus, the instruments were transferred from Level 2 to Level 3 category. The fair value of this investment as at December 31, 2021 was measured using an EVA valuation technique relying on P/E ratio as the valuation multiple and discount of lack of marketability.
As of December 31, 2021, the fair value of unlisted equity investment — Investment G (Note 13) was determined by the recent transaction price.
As of December 31, 2021 and 2022, the fair value of unlisted equity investment-Investment H (Note 13) was estimated using an asset-based valuation. The asset-based approach measures the value of Investment H by making reference to the value of individual assets and liabilities. Adjustments are made to the balance sheet based on the differences between the fair value and book value of the assets and liabilities. The adjusted net asset value represents the fair value of Investment H.
As of December 31, 2021, the fair value of unlisted equity investment-Investment I (Note 13) were determined by the recent transaction price. During the year ended December 31, 2022, the valuation technique for the fair value of Investment I has been changed due to the lack of recent transaction price. Thus, the instruments were transferred from Level 2 to Level 3 category. The fair value of this investment as at December 31, 2022 was measured using EVA valuation technique applying equity volatility as an input.
As of December 31, 2022, the fair value of unlisted equity investment
s
— Investment J (Note 13) and Investment K (Note 13) were determined by the recent transaction price.
F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
Estimation uncertainty (continued)
Fair value of unlisted equity investments and movie income right investments (continued)

As of December 31, 2022, the fair value of movie income right investments which have no recent transaction price was determined in accordance with the assumptions including the expected ticket sales performance, expected movie production costs and discount rate.
Fair value of derivative financial assets in relation to the Agreements (Note 14)
The fair value of the derivative financial assets in relation to the Agreements was estimated using the Geometric Brownian Motion and simulated using the Monte Carlo Simulation (“MCS”) and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial instrument in relation to the Agreements as Level 3.
Impairment assessment of goodwill and intangible assets
Determining whether goodwill and intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future cash flows from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.
As at December 31, 2021 and 2022, the carrying amount of goodwill was nil and HK$58,675,041, respectively, and the carrying amount of intangible assets subject to imp air
ment assessment was

nil and HK$756,131,422,
respectively.

4.	OPERATING SEGMENT INFORMATION
In the prior years, the Group had identified three operating segments, investment banking segment, asset management segment and strategic investment segment. As a result of the business acquisitions in 2022, the Group updated its internal organizational structure and the financial measures provided to the
Group’s chief operating decision maker “CODM”.
These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of operating segments. These changes in segment presentation do not affect consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

The Group now operates its businesses in four operating segments: capital market solutions segment, digital solutions and other services segment, fashion and luxury media advertising and marketing services segment and strategic investment segment. The following summary describes the operations in each of the Group’s reportable segment:
The Group’s reportable and operating segments are therefore as follows:

(a)
The capital market solutions segment assists customers in raising funds through equity and debt financing, private placements and debt issuances, providing financial advisory services (including but not limited to domestic and cross border advisory services for merger and acquisitions) and providing asset management products and services.

(b)
The digital solutions and other services segment, which arises from the business combination of AMTD Digital under common control during the current period, provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation, as well as provides digital financial solution services.

(c)
The fashion and luxury media advertising and marketing services segment, which arises from the business acquisition of L’Officiel in current period, engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

(d)
The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of ECL, attributable costs of specialized staff, commission paid to asset management segment consistently with the Group’s profit before tax from operations. Net fair value change on derivative financial liability, other income, other gain and corporate expenses such as staff costs not directly attributable to segment
s
, office rental and administrative expenses are excluded from such measurement.
Segment assets exclude property, plant and equipment, amounts due from immediate holding company, prepayments, deposits and other receivables, tax recoverable, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.
Segment liabilities exclude tax payable, convertible bond, derivative financial liability, bank borrowings, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

F-3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results
The
following tables present information by segment, with prior period segment information retrospectively recast to conform to current period presentation:
For the year ended December
 31, 2020

	Capital market solutions HK$	Strategic investment HK$	Total HK$

Segment revenue (Note 5)
Revenue
—from contract with customers	607,263,125	—	607,263,125
—others	—	511,277,048	511,277,048

	607,263,125	511,277,048	1,118,540,173

Segment results	565,271,220	511,277,048	1,076,548,268

Unallocated other income			111,867,468
Unallocated finance costs			(21,510,079)
Unallocated net changes in fair value on derivative financial liability			7,765,148
Corporate and other unallocated expenses			(173,250,588)

Profit before tax			1,001,420,217

Other segment information
Depreciation			30,374
Capital expenditure			110,734

For the year ended December
 31, 2021

	Capital market solutions	Strategic investment	Total
	HK$	HK$	HK$

Segment revenue (Note 5)
Revenue
—from contract with customers	680,477,636	—	680,477,636
—others	—	717,366,581	717,366,581

	680,477,636	717,366,581	1,397,844,217

Segment results	658,504,447	717,366,581	1,375,871,028

Unallocated other income			125,538,171
Unallocated finance costs			(12,825,923)
Corporate and other unallocated expenses			(157,406,721)

Profit before tax			1,331,176,555

Other segment information
Depreciation			44,226

F-

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)
Segment revenue and results (continued)

For the year ended December
 31, 2022

	Capital market solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Strategic investment	Total
	HK$	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contract with customers	581,932,693	183,572,996	59,679,071	—	825,184,760
—others	—	—	—	546,696,252	546,696,252

	581,932,693	183,572,996	59,679,071	546,696,252	1,371,881,012

Segment results	564,982,684	166,805,327	21,337,768	546,696,252	1,299,822,031

Unallocated other income					141,461,546
Unallocated other gain					153,487,985
Unallocated finance costs					(6,729,278)
Unallocated net changes in fair value on derivative financial liability					13,347,266
Corporate and other unallocated expenses					(239,691,077)

Profit before tax					1,361,698,473

Other segment information
Depreciation and amortization					5,784,258

Segment assets and liabilities

	December 31, 2021	December 31, 2022
	HK$	HK$
Segment assets
Capital market solutions	237,529,210	81,323,982
Digital solutions and other services	—	184,735,467
Fashion and luxury media advertising and marketing services	—	731,083,960
Strategic investment	3,755,921,604	2,966,329,496

Total segment assets	3,993,450,814	3,963,472,905
Unallocated corporate assets	2,693,387,229	4,307,818,867

Total assets	6,686,838,043	8,271,291,772

Segment liabilities
Capital market solutions	155,651,880	—
Digital solutions and other services	—	18,117,399
Fashion and luxury media advertising and marketing services	—	181,455,718

Total segment liabilities	155,651,880	199,573,117
Unallocated corporate liabilities	742,312,989	255,090,510

Total liabilities	897,964,869	454,663,627

F-
4
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Geographical information
The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the customers:
For the year ended December 31, 2020

Capital market solutions HK$

China (including Hong Kong)	590,441,983
Others	16,821,142

607,263,125

For the year ended December 31, 2021

Capital market solutions HK$

China (including Hong Kong)	676,711,632
Others	3,766,004

680,477,636

For the year ended December 31, 2022

	Capital markets solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Total
	HK$	HK$	HK$	HK$

China (including Hong Kong)	581,932,693	182,111,835	23,862,618	787,907,146
Europe	—	—	18,030,423	18,030,423
America	—	—	9,411,504	9,411,504
Others	—	1,461,161	8,374,526	9,835,687

	581,932,693	183,572,996	59,679,071	825,184,760

As of December 31, 2022,
non-current
assets other than financial instruments of HK$
66,000
 (2021:HK$
15,238,000
), HK$90,577,000 (2021:Nil) and HK
$
724,254,000
 (2021:
Nil
), for the purpose of geographical information were

located in Hong Kong, Singapore and Europe, respectively.

F-
4
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN
A. Revenue
An analysis of revenue is as follows:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Revenue from contracts with customers
Capital market solutions
Underwriting commission	165,472,605	29,051,940	94,528,263
Financial advisory fee	210,852,275	568,045,723	427,723,245
Management fee and performance-based incentive fee	196,352,216	57,230,194	16,791,083
Brokerage and handling fees	33,359,007	25,356,917	42,313,366
Others	1,227,022	792,862	576,736

	607,263,125	680,477,636	581,932,693

Digital solutions and other services
Insurance brokerage services commission	—	—	8,145,147
Digital solutions fees	—	—	175,427,849

	—	—	183,572,996
Fashion and luxury media advertising and marketing services
Fashion and luxury magazines and advertising services income	—	—	28,254,167
Fashion and luxury media licensing and marketing services income	—	—	31,424,904

	—	—	59,679,071
Revenue from other sources
Strategic investment
Dividend income	88,078,159	48,711,208	50,213,509
Gain related to disposed investments	82,948,508	125,112,176	173,129,345

	171,026,667	173,823,384	223,342,854
Net fair value changes on financial assets at fair value through profit or loss
-from listed equity shares, at quoted price	(371,305,326)	54,008,047	(378,012,020)
-from unlisted equity shares and movie income right investments (note a)	313,561,520	543,543,197	216,605,145
-from unlisted equity linked notes	26,688,861	—	—

Total net fair value changes on financial assets at fair value through profit or loss	139,971,722	771,374,628	61,935,979

Net fair value changes on derivative financial assets
-from derivative financial assets	371,305,326	(54,008,047)	484,760,273

	511,277,048	717,366,581	546,696,252

Total revenue	1,118,540,173	1,397,844,217	1,371,881,012

Note:
(a)
For the year ended December 2020, 2021 and 2022, net fair value gain arising from investments in equity securities of related parties are HK$336,403,752, HK$545,199,207and HK$213,791,063, respectively (Note 29(A)(ii)).

F-4
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information

The Company assesses revenues based
upon
the nature or
type o
f goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating
Segment
Information”. The following tables present disaggregated revenue information:
For the year ended December 31, 2020

Segments	Capital market solutions	Strategic investment	Total
	HK$	HK$	HK$

Revenue from contracts with customers
Capital market solutions
Underwriting commission	165,472,605	—	165,472,605
Financial advisory fee	210,852,275	—	210,852,275
Management fee and performance-based incentive fee	196,352,216	—	196,352,216
Brokerage and handling fee s	33,359,007	—	33,359,007
Others	1,227,022	—	1,227,022

Sub-total	607,263,125	—	607,263,125
Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	(31,054,945)	(31,054,945)
Net fair value changes on derivative financial assets	—	371,305,326	371,305,326
Gain related to disposed investments	—	82,948,508	82,948,508
Dividend income	—	88,078,159	88,078,159

Total	607,263,125	511,277,048	1,118,540,173

Segments	Capital market solutions
HK$
Timing of revenue recognition
Services transferred at a point in time	200,058,634
Services transferred over time	407,204,491

Total revenue from contracts with customers	607,263,125

F-4
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2021

Segments	Capital market solutions	Strategic investment	Total
	HK$	HK$	HK$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	29,051,940	—	29,051,940
Financial advisory fee	568,045,723	—	568,045,723
Management fee and performance-based incentive fee	57,230,194	—	57,230,194
Brokerage and handling fee s	25,356,917	—	25,356,917
Others	792,862	—	792,862

Sub-total	680,477,636	—	680,477,636
Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	597,551,244	597,551,244
Net fair value changes on derivative financial assets	—	(54,008,047)	(54,008,047)
Gain related to disposed investments	—	125,112,176	125,112,176
Dividend income	—	48,711,208	48,711,208

Total	680,477,636	717,366,581	1,397,844,217

Segments	Capital market solutions
HK$
Timing of revenue recognition
Services transferred at a point in time	623,008,452
Services transferred over time	57,469,184

Total revenue from contracts with customers	680,477,636

F-4
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021
AND
202
2

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2022

Segments	Capital market solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Strategic investment	Total
	HK$	HK$	HK$	HK$	HK$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	94,528,263	—	—	—	94,528,263
Financial advisory fee	427,723,245	—	—	—	427,723,245
Management fee and performance-based incentive fee	16,791,083	—	—	—	16,791,083
Brokerage and handling fee s	42,313,366	—	—	—	42,313,366
Others	576,736	—	—	—	576,736

Digital solutions and other services
Insurance brokerage services	—	8,145,147	—	—	8,145,147
Digital solutions fees	—	175,427,849	—	—	175,427,849

Fashion and luxury media advertising and marketing services
Fashion and luxury magazines and advertising services income	—	—	28,254,167	—	28,254,167
Fashion and luxury media licensing and marketing services income	—	—	31,424,904	—	31,424,904

Sub-total	581,932,693	183,572,996	59,679,071	—	825,184,760
Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	(161,406,875)	(161,406,875)
Net fair value changes on derivative financial assets	—	—	—	484,760,273	484,760,273
Gain related to disposed investments	—	—	—	173,129,345	173,129,345
Dividend income	—	—	—	50,213,509	50,213,509

Total	581,932,693	183,572,996	59,679,071	546,696,252	1,371,881,012

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

Segments	Capital market solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Total
	HK$	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	565,141,610	8,145,147	28,254,167	601,540,924
Services transferred over time	16,791,083	175,427,849	31,424,904	223,643,836

Total revenue from contracts with customers	581,932,693	183,572,996	59,679,071	825,184,760

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	For the year ended December 31,
	2021	2022
	HK$	HK$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period
Capital market solutions	46,640,036	630,962

(ii)	Performance obligations
The transaction prices allocated to the remaining performance obligations of digital solutions services (unsatisfied or partially unsatisfied) as of December 31, 2021 and December 31, 2022 are as follows:
For digital solutions services

	As of December 31,
	2021	2022
	HK$	HK$

Within one year	—	204,702,968
More than one year	—	101,443,644

	—	306,146,612

The performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.

F-4
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND
2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

B. Other income

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Bank interest income	67,783	15,174	12,332
Other interest income (note a)	—	—	51,304,121
Interest income from the immediate holding company (Note 2 9 (A)(iv)) (Note 2 9 (B)(i))	101,159,079	116,028,045	75,991,943
Government grant (note b)	3,061,665	—	1,184,000
Others	7,578,941	9,494,952	12,969,150

	111,867,468	125,538,171	141,461,546

Notes:
(a)	Included in the other interest income is HK $45,272,261 derived from loan notes due from independent third parties related to the disposal of investments during the year ended December 31, 2022.
(b)
During the year ended December 31, 2022, the Group recognized government grants of HK$
1,184,000
(2021:
Nil
; 2020: HK$
3,061,665)
 f
rom the Employment Support Scheme provided by the Hong Kong Government in connection with the COVID-19 related subsidies.

C. Other gain
Other gain of HK$153,487,985 consists of (i) gain on bargain purchase of HK$37,966,405 with details inc luded
in Note 34; and (ii) gain on disposal of subsidiaries of HK$115,521,580. During the year ended December 31, 2022, the Group disposed of certain subsidiaries at a cash consideration of HK$350,000,000 , which is included in other receivables and settled in January 2023, to certain
independent third part
ies
. The net assets of these subsidiaries, in aggregate, are HK$248,235,650
,

which mainly consisted of cash and cash equivalents of HK$
144,050,060
,

accounts receivable of HK$200,036,799, other assets of HK$598,415,823
 and
 accounts payable of HK$690,228,623
.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

6.	OTHER OPERATING EXPENSES

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Advertising and marketing service fees and brand promotional expenses	5,696,606	597,566	20,004,385

Premises costs and office utilities
—Premises costs	14,244,127	14,226,081	13,095,944
—Office utilities	6,601,790	7,821,627	9,142,411

	20,845,917	22,047,708	22,238,355

Traveling and business development expenses	5,636,354	3,747,166	7,761,633
Commissions and bank charges	1,957,433	1,308,425	1,309,186
Office and maintenance expenses	175,348	55,192	20,729
Administrative service , management and investment advisory fees	24,330,000	24,330,000	29,802,500
Legal and professional related fees	36,314,507	24,663,025	73,729,042
Staff recruitment expenses	1,223,673	2,322,035	4,229,736
Others
—Depreciation	30,374	44,226	96,115
—Amortization	—	—	5,688,143
—Foreign exchange differences, net	3,222,789	963,422	1,970,158
—Other expenses	4,290,210	3,715,247	11,722,482

	7,543,373	4,722,895	19,476,898

	103,723,211	83,794,012	178,572,464

7.	STAFF COSTS

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Salaries, bonuses and staff welfare	93,660,617	94,776,416	121,314,816
Pension scheme contributions (defined contribution schemes)	749,664	809,482	7,942,657

	94,410,281	95,585,898	129,257,473

8.	FINANCE COSTS

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Interests on margin loans payable	12,475,296	—	—
Interests on convertible bond	7,717,348	8,085,419	430,702
Interests on bank borrowings	1,317,435	4,740,504	6,298,576

	21,510,079	12,825,923	6,729,278

F-4
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

9.	INCOME TAX (CREDIT)/EXPENSE
Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%; 2020: 16.5%) on the estimated assessable profits arising in Hong Kong
.
Overseas tax is calculated at rates of tax applicable in
c
ountries in which the Group is assessable for tax:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Current tax:
Hong Kong profits tax
Charge for the year	96,708,600	104,423,916	101,232,315
Overprovision in prior year	(143,606)	—	—
The People’s Republic of China withholding tax
Charge for the year	8,807,816	4,871,121	5,021,351
Other jurisdictions
Charge for the year	—	—	626,778
Deferred tax	(242,913,577)	—	(1,896,006)

	(137,540,767)	109,295,037	104,984,438

Under the
two-tiered
profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For
the year ended December 31, 2020, 2021 and 2022, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.
A
reconciliation of tax (credit)/expense and profit before tax at the statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Profit before tax	1,001,420,217	1,331,176,555	1,361,698,473

Tax at statutory tax rate of 16.5%	165,234,336	219,644,132	224,680,248
Tax effect of foreign tax jurisdictions	—	—	264,583
Tax effect of two-tiered profit s tax rate	(165,000)	(165,000)	(165,000)
Tax effect of non-taxable income	(79,190,106)	(95,836,917)	(122,208,901)
Tax effect of distribution to perpetual securities holders that are deductible for tax purpose	—	(20,747,569)	(20,290,239)
Tax effect of non-deductible expenses	10,887,971	1,566,657	17,740,105
Tax effect of unrecognized temporary difference	(25,011)	(4,075)	(2,839)
Tax effect of deferred tax liability reversed	(242,913,577)	—	—
Overprovision in prior year	(143,606)	—	—
Utilization of tax losses previously not recognized	(33,590)	(33,312)	(54,870)
Withholding tax on the dividend income	8,807,816	4,871,121	5,021,351

Income tax (credit)/expense	(137,540,767)	109,295,037	104,984,438

F-

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

9.	INCOME TAX (CREDIT)/EXPENSE (CONTINUED)

As at December 31, 2022, the Group had tax losses arising in Hong Kong and other countries, subject to the agreement by the tax authorities, which are available for offsetting against the future taxable profits of the Group.
Deferred tax assets have not been recognized in respect of these losses as it is not considered probable that taxable profits will be available against which such tax losses can be utilized.

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstances. Each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof.
The basic earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are calculated by dividing the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent by the number of Class A ordinary shares and Class B ordinary shares, respectively.
For the year ended December 31, 2020, the diluted earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are based on the profit for the year attributable to Class A ordinary equity holders a
n
d Class B ordinary equity holders of the parent, adjusted to reflect the interest on the convertible bond, net fair value change of derivative financial liability and the foreign exchange effect of the convertible bonds of HK$7,717,348, HK$7,765,148 and HK$528,958,
respectively. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation plus the weighted average number of ordinary shares assumed to have been issued at on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares. For the year ended December 31, 2021 and 2022, the computation of diluted earnings per share has not taken into account the effect of convertible bond which is anti-dilutive.

F-
5
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2020	2021	2022
Basic earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class A	249,206,548	299,742,816	513,186,052

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class B	810,766,722	796,709,268	596,821,469

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	57,474,495	62,327,851	138,490,789

Weighted average number of Class B ordinary shares outstanding—basic	186,987,093	165,665,944	160,959,872

Basic earnings per share (HK$) Class A	4.34	4.81	3.71

Basic earnings per share (HK$) Class B	4.34	4.81	3.71

Diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class A	248,629,790	299,742,816	513,186,052

Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class B	810,766,722	796,709,268	596,821,469

Denominator:
Weighted average number of Class A ordinary shares outstanding—diluted	58,966,142	62,327,851	138,490,789
Weighted average number of Class B ordinary shares outstanding—diluted	186,987,093	165,665,944	160,959,872

Diluted earnings per share (HK$) Class A	4.22	4.81	3.71

Diluted earnings per share (HK$) Class B	4.34	4.81	3.71

F-
5
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	Number of shares
	For the year ended December 31,
	2020	2021	2022
Shares:
Weighted average number of Class A ordinary shares in issue during the year used in the basic earnings per share calculation	57,474,495	62,327,851	138,490,789
Effect of dilution – weighted average number of ordinary shares:
Convertible bond	1,491,647	—	—

	58,966,142	62,327,851	138,490,789

Weighted average number of Class B ordinary shares in issue during the year used in the basic earnings per share calculation	186,987,093	165,665,944	160,959,872
Effect of dilution – weighted average number of ordinary shares:
Convertible bond	—	—	—

	186,987,093	165,665,944	160,959,872

Other than disclosed above and disclosed elsewhere in these consolidated financial statements, there are no other outstanding potential dilutive shares in issue.

11.	ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022
	HK$	HK$
Receivable from capital market solutions services	86,514,680	81,614,733
Commission receivable from insurance brokerage	—	2,718,150
Receivable from digital solutions and other services	—	81,844,175
Receivable from fashion and luxury media advertising and marketing services	—	21,496,558

	86,514,680	187,673,616

As of January 1, 2021, the Group has receivables arising from contracts with customers of
HK$
77,350,250
.
The normal settlement terms of receivables from capital market solutions services are specific terms mutually agreed between the contracting parties. Receivables are non-interest
bearing. The Group allows a credit period of up to 15 days to its commission receivable arising from insurance brokerage business and a credit period of up to 90 days to its accounts receivable arising from the digital solutions and other services business and fashion and luxury media advertising and marketing services business.
The
Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral over its accounts receivable.

F-
5
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

11.	ACCOUNTS RECEIVABLE (CONTINUED)

An aging analysis of the accounts receivable as of the end of the reporting period, based on the due date, net of loss allowance is as follows:

	As of December 31,
	2021	2022
	HK$	HK$
Not yet due	74,048,058	177,754,160
Past due
Within 1 month	53,633	7,270,723
1 to 3 months	5,165,947	1,545,263
Over 3 months	7,247,042	1,103,470

	86,514,680	187,673,616

As of December 31, 2021 and 2022, accounts receivable was due from a number of reputable corporate clients, brokers and individual clients.
An impairment analysis of accounts receivable from capital market solutions services is performed at each reporting date using probability of default approach to measure expected credit losses. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The calculation of ECL considers forward looking information through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate, management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.
Other than receivables from brokers and clearing house of HK$21,545,865 included in receivable from capital market solutions services as of December 31, 2021 which measures the loss allowance equal to
12-month
ECL, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. For receivable arising from the digital solutions and other services, the ECL is assessed on an individual basis. The ECL on remaining accounts receivable is performed on a collective basis, grouped by internal credit rating.
An impairment for loss allowance of HK$17,109,001 was made on receivables with gross amount of HK$17,109,001 arising from capital market solutions service
s
, and was further written off during the year ended December 31, 2020, as the directors of the Company considered there was no realistic prospect of recovery.

As of December 31, 2021, the probability of default ranged from 0.12% to 4.98% and the loss given default was estimated to be 45%. As of December 31, 2022, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 45%.

	Internal credit risk rating
As of December 31, 2021	AAA	AA	A	BBB	BB	CCC	Total

Expected credit loss rate	—	—	0.10%	0.17%	—	0.10%	—
Gross carrying amount (HK$‘000)	—	—	54,763	24,218	—	7,534	86,515

F-5
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

11.	ACCOUNTS RECEIVABLE (CONTINUED)

	Internal credit risk rating
As of December 31, 2022	AAA	AA	A	BBB	BB	CCC	Total

Expected credit loss rate	—	0.15%	—	0.27%	—	—	—
Gross carrying amount (HK$‘000)	—	84,563	—	103,111	—	—	187,674
The expected credit losses as of December 31, 2021 and 2022 were immaterial and no loss allowance for accounts receivable was
provide
d
.

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2021	2022
	HK$	HK$

Consideration receivables on disposal of investments to independent third parties	—	361,880,000
Consideration receivable on disposal of subsidiaries to independent third parties (Note 5(c))	—	350,000,000
Receivables from former subsidiaries	—	187,300,371
Prepayments	20,720,272	14,143,937
Deposits	516,399	899,027
Other receivables	679,711	58,359,326
Less: impairment loss provided under expected credit loss model	—	(3,920,121)

	21,916,382	968,662,540

The expected credit loss was assessed with reference

to the credit status of the debtors, and the expected credit loss as of December 31, 2021 is considered to be minimal and HK$3,920,121 was provided during the year ended December 31, 2022.
None of the above assets is past due or credit-impaired. The consideration receivables on disposal of investments and subsidiaries and receivables from former subsidiaries are subsequently fully settled as of the date of these financial statements. The other financial assets included in the above balances relate to receivables for which there was no recent history of default.

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2021	2022
	HK$	HK$
Financial assets at fair value through profit or loss, other than financial asset at fair value through profit or loss under stock loan	2,574,695,685	1,353,611,934
Financial assets at fair value through profit or loss under stock loan	211,331,400	169,583,400

Total financial assets at fair value through profit or loss	2,786,027,085	1,523,195,334

Listed equity shares, at quoted price
—Investment A	1,055,407,260	695,988,462
—Investment B	—	165,462,000
—Investment C	—	4,824

Total listed equity shares, at quoted price	1,055,407,260	861,455,286

Unlisted equity shares
—Investment D	86,195,893	—

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (CONTINUED)

	As of December 31,
	2021	2022
	HK$	HK$
—Investment E	21,954,381	—
—Investment F (Note 29 (A)(ii))	1,120,244,487	—
—Investment G	9,979,264	—
—Investment H (Note 29 (A)(ii))	480,700,000	543,000,000
—Investment I	11,545,800	11,630,000
—Investment J	—	1,559,597
—Investment K	—	2,245,766

Total unlisted equity shares	1,730,619,825	558,435,363

Movie income right investments	—	103,304,685

	2,786,027,085	1,523,195,334

The above unlisted investments at December 31, 2021 and 2022 were equity shares investments issued by enterprises. Financial assets at fair value through profit or loss are categorized into levels 1 to 3. Refer to Note
3
1
 for more information.
On December 28, 2021, the Group entered into a stock lending agreement with a related company, pursuant to which the Group lent certain listed equity shares of Investment A to the related company, with an interest of 2% per annum based on market value of the listed equity shares of the previous month end.
On May 5 and June 1, 2022, the Group entered into certain stock lending agreements with an independent third party, pursuant to which the Group lent certain listed equity shares of Investment A to this independent third party, with an interest of 2% per annum based on the previous month end market value of the listed equity shares.
As of December 31, 2021 and 2022, the fair values of the listed equity shares underlying the stock loan were HK$211,331,400 and HK$169,583,400 respectively. In addition, the net fair value changes on the financial assets at fair value through profit or loss under
stock loan were HK$47,378,880 and HK$70,293,600 for the years ended December 31, 2021 and 2022, respectively.
During the year ended December 31, 2022, the Group acquired a controlling stake of Investment F (AMTD Digital) by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital at a consideration of approximately US$993 million
. The original investment in AMTD Digital, accounted for as financial assets at fair value through profit or loss, was derecognized upon consolidation of AMTD Digital.
During the year ended December 31, 2021, the Group obtained certain equity
 interest in Investment H (AMTD Assets Alpha Group, a fellow subsidiary) in exchange for extinguishment of HK$
163,180,000
of current accounts due from the immediate holding company. The Group does not have right to participate in its policy-making processes, to appoint director nor management and to interchange of managerial personnel; accordingly, the Group concluded that it does not have significant influence to direct the relevant activities of the investee and classified the investment as a financial asset at fair value through profit or loss.
During the year ended December 31, 2022, the Group entered into a movie income right agreement with a production house through a newly acquired subsidiary, which is an independent third party. In accordance with the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreements. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be added to the carrying amounts of financial assets.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSET S

			As of December 31,
	Notes		2021	2022
			HK$	HK$
Upside Participation and Profit Distribution Agreements	(a	)	969,894,519	1,305,256,317
Future Settlement Contract	(b	)	—	137,877,845

			969,894,519	1,443,134,162

Note (a)
On April 1, 2019, two subsidiaries of the Group entered into “Upside Participation and Profit Distribution Agreements” (the “Agreements”) with a counterparty in relation to the movement of the share price of the entirety of the listed shares of Investment A (Note 13) that the Group owns (“Underlying Assets”). The Agreements have an original term of 12 months and can be extended for any further period or terminated at any time upon mutual agreement of the contracting parties. Pursuant to the Agreements:

(a)
The counterparty is entitled to 25% (the “Sharing Percentage”) of the gain of the Underlying Assets if the quoted market price or disposal price of the Underlying Assets is higher than HK$8.1 per share (the “Underlying Price”);

(b)	The counterparty shall pay a sum equivalent to the loss if the quoted market price or disposal price of the Underlying Assets is lower than Underlying Price (“Participation Cost”); and

(c)
Dividend or cash distributions generated from the Underlying Assets during the term of the Agreements shall be received by the Group for its sole benefit and shall not be included in the computation of the Profit or the Participation Cost.

Further addendums to the Agreements were entered into on June 30, July 1, September 30 and December 31, 2019, March 31, June 26, June 30, September 30 and December 31, 2020 (the “Addendums”), where:

•
On June 30, 2019, the term of the Agreements was modified from 12 months to 3 months and could be roll-forward for an additional three-month period upon mutual agreement between the contracting parties provided that the Underlying Assets are not fully disposed by the Group on the termination date.

•
On July 1, 2019, the Agreements were extended for a
3-month
period to September 30, 2019 and the Underlying Price was modified from HK$8.1 to HK$9.0 and the Sharing Percentage was modified from 25% to 40%.

•	On September 30 and December 31, 2019 and March 31, 2020, the Agreements were extended for another three-month period and thus lastly to June 30, 2020.

•
On June 26, 2020, the underlying listed shares have been partially sold, in which 176,766,469 underlying shares were sold to the counterparty at the disposal price of HK$5.5 per share, and HK$618,682,641 was paid by the counterparty to settle 176,766,469 notional of the derivatives reflecting the difference between disposal price and Underlying Price. Accordingly, corresponding revisions were made to the Agreements to reflect the reduction in the number of underlying listed shares.

•	On June 30 and September 30, the Agreements were further extended for an additional three months period and thus till December 31, 2020.

•	On October 27, 2020, the Agreements was novated by the original counterparty to an external third party.

F-5
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a)
 (continued)

•
On December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022 and June 30 2022, the Agreements were extended for an additional three month period in each case and thus cumulatively till December 31, 2022.

•
In December 2022, the underlying listed shares have been partially sold, in which 2,673,000 underlying shares were sold in the market at the average disposal price of HK$3.27 per share, and HK$15,306,985 was due from the counterparty to settle 2,673,000 notional of the derivatives reflecting the difference between the average disposal price and Underlying Price. Accordingly, corresponding revisions were made to the Agreements to reflect the reduction in the number of underlying listed shares.

•	On December 31, 2022, the Agreements were further extended for an additional three months period and thus till March 31, 2023.
In December 2019, the controlling person of the original counterparty, with which the Group has entered into the Agreements, was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company until October 27, 2020 when the Agreements were novated to an external party.
The Agreements together with the Addendums satisfied the definition of derivative financial asset in accordance with IFRS 9 and were stated at fair value with any subsequent changes recognized in profit or loss.
The table below shows the movement of:

(i)	the profit or loss not recognized when the derivative financial asset was initially recognized (Day 1 profit or loss);

(ii)	net carrying amount presented in the consolidated statements of financial position; and

(iii)	net changes in fair value on derivative financial asset presented in the consolidated statements of profit or loss and other comprehensive income

F-5
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a) (continued)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$
At December 31, 2020	1,036,169,019	(12,266,453)	1,023,902,566	—
Recognized in profit and loss prior to contract renegotiation on March 31, 2021
—Changes in fair value	(12,266,453)	—	(12,266,453)	(12,266,453)
—Recognition of day 1 profit or loss	—	12,266,453	12,266,453	12,266,453

At March 31, 2021	1,023,902,566	—	1,023,902,566	—
Contract renegotiation on March 31, 2021	(1,678,713)	1,678,713	—	—

At March 31, 2021	1,022,223,853	1,678,713	1,023,902,566	—
Recognized in profit and loss prior to contract renegotiation on June 30, 2021
—Changes in fair value	(34,326,652)	—	(34,326,652)	(34,326,652)
—Recognition of day 1 profit or loss	—	(1,678,713)	(1,678,713)	(1,678,713)

At June 30, 2021	987,897,201	—	987,897,201	(36,005,365)
Contract renegotiation on June 30, 2021	2,956,755	(2,956,755)	—	—

At June 30, 2021	990,853,956	(2,956,755)	987,897,201	(36,005,365)
Recognized in profit and loss prior to contract renegotiation on September 30, 2021
—Changes in fair value	89,306,993	—	89,306,993	89,306,993
—Recognition of day 1 profit or loss	—	2,956,755	2,956,755	2,956,755

At September 30, 2021	1,080,160,949	—	1,080,160,949	56,258,383
Contract renegotiation on September 30, 2021	1,046,618	(1,046,618)	—	—

At September 30, 2021	1,081,207,567	(1,046,618)	1,080,160,949	56,258,383
Recognized in profit and loss prior to contract renegotiation on December 31, 2021
—Changes in fair value	(111,313,048)	—	(111,313,048)	(111,313,048)
—Recognition of day 1 profit or loss	—	1,046,618	1,046,618	1,046,618

At December 31, 2021	969,894,519	—	969,894,519	(54,008,047)
Contract renegotiation on December 31, 2021	(1,507,769)	1,507,769	—	—

At December 31, 2021	968,386,750	1,507,769	969,894,519	(54,008,047)

F-5
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a)
 (continued)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$
At December 31, 2021	968,386,750	1,507,769	969,894,519	—
Recognized in profit and loss prior to contract renegotiation on March 31, 2022
—Changes in fair value	201,787,611	—	201,787,611	201,787,611
—Recognition of day 1 profit or loss	—	(1,507,769)	(1,507,769)	(1,507,769)

At March 31, 2022	1,170,174,361	—	1,170,174,361	200,279,842
Contract renegotiation on March 31, 2022	42,824,157	(42,824,157)	—	—

At March 31, 2022	1,212,998,518	(42,824,157)	1,170,174,361	200,279,842
Recognized in profit and loss prior to contract renegotiation on June 30, 2022
—Changes in fair value	44,938,920	—	44,938,920	44,938,920
—Recognition of day 1 profit or loss	—	42,824,157	42,824,157	42,824,157

At June 30, 2022	1,257,937,438	—	1,257,937,438	288,042,919
Contract renegotiation on June 30, 2022	(9,371,394)	9,371,394	—	—

At June 30, 2022	1,248,566,044	9,371,394	1,257,937,438	288,042,919
Recognized in profit and loss prior to contract renegotiation on September 30, 2022
—Changes in fair value	83,632,460	—	83,632,460	83,632,460
—Recognition of day 1 profit or loss	—	(9,371,394)	(9,371,394)	(9,371,394)

At September 30, 2022	1,332,198,504	—	1,332,198,504	362,303,985
Contract renegotiation on September 30, 2022	(16,356,494)	16,356,494	—	—

At September 30, 2022	1,315,842,010	16,356,494	1,332,198,504	362,303,985
Recognized in profit and loss prior to contract renegotiation on December 31, 2022
—Changes in fair value	934,937	—	934,937	934,937
—Partial settlement	(15,306,985)	—	(15,306,985)	—
—Realized gain upon disposal	3,786,355	—	3,786,355	—
—Recognition of day 1 profit or loss	—	(16,356,494)	(16,356,494)	(16,356,494)

At December 31, 2022	1,305,256,317	—	1,305,256,317	346,882,428
Contract renegotiation on December 31, 2022	80,156	(80,156)	—	—

At December 31, 2022	1,305,336,473	(80,156)	1,305,256,317	346,882,428

F-

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a)
 (continued)

As of December 31, 2022, the counterparty of the derivative contracts pledged certain listed securities as collateral in favour of the Company which had a market value of HK$3,781,638,616 (2021: HK$3,089,570,978).
Note (b)
In June 2022, the Group entered
 into
 a future settlement contract with a counterparty, pursuant to which the Group is entitled to receive certain listed equity shares at a mutually agreed price at HK$
415,401,202
in
aggregate (the “Future Settlement Contract”)

within one year
.
 The fair value of the underlying shares as of December 31, 2022 was HK$
553,279,047
. The Future Settlement Contract was accounted for as a derivative financial asset and the net fair value changes recognized in profit or loss was HK$
137,877,845
for the year ended December 31, 2022.

15.	OTHER ASSETS
The Group maintains segregated bank accounts with corporate banks to hold clients’ monies on trust under custody for the conduct of the regulated activities. The Group has classified the clients’ monies as other assets under the assets section of the consolidated statements of financial position and recognized the corresponding amounts as clients’ monies held on trust in accounts payable (Note 20) to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients’ monies.

16.	CASH AND BANK BALANCES AND RESTRICTED CASH

(a)	Cash and cash equivalents

	As of December 31,
	2021	2022
	HK$	HK$
Cash and cash equivalents:
—Cash on hand	595,992	1,497
—General bank accounts	525,610,116	1,078,409,838

Total cash and cash equivalents	526,206,108	1,078,411,335

Cash and cash equivalents include demand deposits at banks, earn interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

(b)	Restricted cash
As at December 31, 2022, restricted deposits held at banks amounted to HK$3,239,362
, which would be used to settle certain payables to vendors.

F-
6
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

17.	PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
	HK$	HK$	HK$

Cost:
At January 1, 2021 and December 31, 2021	11,090	4,184,368	4,195,458
Additions	—	12,848	12,848
Additions from acquisition of subsidiaries (Note 34)	—	138,647	138,647
Disposal of subsidiaries	(11,090)	(4,184,368)	(4,195,458)
Exchange realignment	—	411	411

At December 31, 2022	—	151,906	151,906

Accumulated depreciation:
At January 1, 2021	(10,714)	(4,073,387)	(4,084,101)
Charge for the year	(376)	(43,850)	(44,226)

At December 31, 2021 and January 1, 2022	(11,090)	(4,117,237)	(4,128,327)
Charge for the year	—	(96,115)	(96,115)
Disposal of subsidiaries	11,090	4,151,834	4,162,924
Exchange realignment	—	(310)	(310)

At December 31, 2022	—	(61,828)	(61,828)

Carrying amount:
At January 1, 2021	376	110,981	111,357

At December 31, 2021	—	67,131	67,131

At December 31, 2022	—	90,078	90,078

18.	GOODWILL

Total
HK$
Cost:
At January 1, 2021 and December 31, 2021	—
Arising from acquisition of AMTD Digital (Note 34)	58,675,041

At December 31, 2022	58,675,041

For the purpose of impairment testing, goodwill of HK$58,675,041 and intangible assets (including developed technology of HK$30,606,150 and brand name of HK$1,271,483) as of December
31,

2022 are allocated to a cash-generating unit in digital solutions and other services segment. The recoverable amount of the cash-generating unit has been determined based on value in use calculation which uses cash flow projections based on financial budgets approved by management covering

a
5-year
period, and
pre-tax
discount rate of 28.03% for the year ended December 31, 2022. Cash flows beyond the
5-year
period are extrapolated using a steady 1.5% growth rate for the year ended December 31, 2022. Other key assumptions for the value in use calculation relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin and such estimation is based on past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount
 and
there is no impairment of goodwill

and related intangible assets allocated to cash-generating unit.

F-
6
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 202
2

18.	GOODWILL (CONTINUED)

Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

19.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand names	Securities trading licenses and trading right	Total
	HK$	HK$	HK$	HK$	HK$

Net carrying amount as of January 1, 2021 and December 31, 2021	—	—	—	15,171,170	15,171,170
Acquired on acquisition of L’Officiel (Note 34(b))	3,901,193	—	720,352,596	—	724,253,789
Acquired on acquisition of AMTD Digital (Note 34(a))	—	36,191,200	1,374,576	—	37,565,776
Amortization charge during the year	—	(5,585,050)	(103,093)	—	(5,688,143)
Disposal of subsidiaries	—	—	—	(15,171,170)	(15,171,170)

Net carrying amount as of December 31, 2022	3,901,193	30,606,150	721,624,079	—	756,131,422

The intangible assets are amortized on a straight-line basis as follows:

Developed technology Brand names Archive images	7 years 20 years or indefinite useful lives Indefinite useful lives
As at January 1, 2021 and December 31, 2021, the intangible assets represented securities trading licenses and trading right with indefinite useful lives because they are expected to contribute to the net cash flows of the Group indefinitely and therefore, are not amortized. The recoverable amount of the securites trading licenses and trading right is determined by reference to the market evidence of recent transaction prices for similar licensed corporations.
As at December 31, 2022, included in the above carrying amounts of brand name of HK$720,352,596 and archived images of HK$3,901,193 are considered by management of the Group as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand name and archived images will not be amortised until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they
may be impaired.

F-6
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

19.	INTANGIBLE ASSETS (CONTINUED)

As at December 31, 2022, carrying amount of brand name of HK$726,375,807

and
 archived images of HK$3,901,193 are allocated to a cash-generating unit in fashion and luxury media advertising and marketing services segment. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and pre-tax discount rate of 18.01%. Cash flows beyond the 5-year period are extrapolated using a steady 1.56% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable of the cash-generating unit is higher than the carrying amount and there is no impairment of the related intangible assets allocated to cash-generating unit. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of cash-generating unit to exceed its recoverable amount.

20.	ACCOUNTS PAYABLE

As of December 31,
2021	2022
HK$	HK$

Payables to suppliers of fashion and luxury media advertising and marketing services	—	76,778,957
Clients’ monies held on trust (Note 5(c) and Note 15)	146,283,760	—
Others	8,737,158	5,536,216

	155,020,918	82,315,173

21.	BANK BORROWINGS
A currency analysis of bank borrowings at the end of the reporting periods is as follows:

	As of December 31,
	2021	2022
	HK$	HK$
Hong Kong dollars	116,000,000	—
United States dollars	272,870,500	156,309,551
Euro	—	4,169,550

	388,870,500	160,479,101

As of December 31, 2021 and December 31, 2022, the bank borrowings were unsecured. As of December 31, 2021 and December 31, 2022, bank borrowings of
HK$
388,870,500
and HK$
156,910,059
were repayable in one year or on demand, and
nil and HK$
3,569,042
were repayable more than one year but within 5 years.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21.	BANK BORROWINGS (CONTINUED)

As of December 31, 2021 and December 31, 2022, the Group’s aggregate banking facilities amounted to
US$
50,000,000
(equivalent to HK$
389,815,000)
,

and US$
20,068,000
and Euro
500,000
(equivalent to HK$
160,645,400

in aggregate) of which HK$
388,870,500
and HK$
160,479,101
were utilized, respectively and bore
contractual
 interest rate of 2.1% p.a. and 6.3% p.a., res
pectively.

22.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2021	2022
	HK$	HK$
Accruals and other payables	91,594,587	114,718,709
Contract liabilities (note)	630,962	17,077,186

	92,225,549	131,795,895

Note:
Contract liabilities as at December 31, 2021 include upfront fees received to deliver capital market solutions services. As at December 31, 2022, contract liabilities included upfront fees received to deliver digital solution
s
services.

As at January 1, 2021, contract liabilities amounted to HK$47,270,998. For the year ended December 31, 2022, revenue of HK$630,962 recognized was included in the contract liabilities balance at the beginning of the year (2021: HK$46,640,036).

23.	PROVISIONS

Claims from vendors
HK$
At January 1, 2021 and December 31, 2021	—
Additions from acquisition of subsidiaries (Note 34)	32,131,266
Settled during the year	(739,547)
Exchange alignment	414,124

At December 31, 2022	31,805,843

The amount represents the best estimate of the Group’s liability on the claims from vendors having taken the view of legal advice.

24.	DEFERRED TAX LIABILITIES
The movements in deferred tax liabilities during the years are as follows:

Intangible assets
HK$

At January 1, 2021 and December 31, 2021	—
Acquisitions of subsidiaries (Note 34)	27,681,459
Deferred tax credit to profit or loss during the year (Note 9)	(1,896,006)

At December 31, 2022	25,785,453

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

25.	CONVERTIBLE BOND AND DERIVATIVE FINANCIAL LIABILITY
On December 19, 2019, the Company issued 2% convertible bond with a principal amount of US$15,000,000. The bond is convertible at the option of the bondholders into class A ordinary shares at any time after six months following the date of issuance of the bond and prior to the close of business on the second business day immediately preceding the maturity date of June 30, 2023. The conversion rate is 99.44 American Depositary Shares (“ADSs”) per US$1,000 principal. The conversion rate is subject to adjustment up
on the occurrence of certain events that have an impact on the number of outstanding shares of the company. The bondholders can convert all or any portion of the bond that equals to or greater than US$10,000,000
. However, the bondholders can only exercise such right to convert no more than twice. Any convertible notes not converted, as well as the accrued interest, will be repaid on
June
30, 2023
. In January 2022, the conversion price of the
bon
d was
 adjusted to US$
8.08
per share and the convertible bond
w
ere
 converted into
1,856,436
class A
ordinary
shares. The directors of the Company considered that the

effect of the
modification of this financial liability is considered as immaterial.
On initial recognition, the derivative component of the convertible bond is measured at fair value and presented as a derivative financial liabilit
y
.
The movement of convertible bond during the years ended December 31, 2021 and 2022 are as follow
s
:

	Liability component	Derivative financial liability
	HK$	HK$
At January 1, 2021	103,278,429	12,954,313
Interest for the year	8,085,419	—
Exchange alignment	606,536	798,360

At December 31, 2021	111,970,384	13,752,673

Interest for the year	430,702	—
Fair value gain recognized in profit or loss	—	(13,347,266)
Converted into class A shares	(112,401,086)	(405,407)

At December 31, 2022	—	—

26.	SHARE CAPITAL AND TREASURY SHARES
Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is not convertible into Class B ordinary shares under any circumstances. Except for the voting rights and the conversion rights, the Class A ordinary shares and the Class B ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

As of December 31, 2022, the Company had ordinary shares outstanding comprising of 144,077,210 Class A ordinary shares and 233,526,979 Class B ordinary shares (including those repurchased), respectively. During the year
s
ended December 31, 2022 and 2020, 4,281,379 and 21,243,000 Class B ordinary shares held by the controlling shareholder were converted into Class A ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares for the year ended December 31, 2021.

F-6
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 202
2

26.	SHARE CAPITAL AND TREASURY SHARES (CONTINUED)

		Numbers of shares
	Notes	Class A ordinary shares	Class B ordinary shares	Class B treasury shares
At January 1, 2020		41,084,851	204,526,628	—
Conversion of class B ordinary shares to class A ordinary shares		21,243,000	(21,243,000)	—

At December 31, 2020 and January 1, 2021		62,327,851	183,283,628	—
Repurchase of ordinary shares	(i)	—	(69,144,673)	69,144,673

As December 31, 2021		62,327,851	114,138,955	69,144,673
Issued during the year	(ii), (iii), (iv)	77,467,980	54,524,730	—
Conversion of class B ordinary shares to class A ordinary shares		4,281,379	(4,281,379)	—
Repurchase of ordinary shares	(i)	—	(36,923,963)	36,923,963

As December 31, 2022		144,077,210	127,458,343	106,068,636

Notes:
(i)
On September 30, 2021 and December 31,2022, the Company repurchased
69,144,673

and 36,923,963 ,respectively,
Class B ordinary shares from the immediate holding company, amounting to
HK$5,000,000,000 and HK$2,500,000,000.

Details on
N
ote 28.

(ii)	In January 2022, the convertible bond has been converted into 1,856,436 class A ordinary shares at the conversion price of US$8.08 per share.
(iii)
In February 2022, the Company acquired a controlling stake in AMTD Digital by issuing
67,200,330 Class A and 51,253,702 Class B shares to the selling shareholders of AMTD Digital at a consideration of HK$7,756,228,581.

(iv)	In January and April 2022, the Company issued 8,411,215 Class A and 3,271,028 Class B shares to the private investors at US$4.28 per share.

27.	PERPETUAL SECURITIES
On May 14, 2020, the Company issued US$
200,000,000 (equivalent to HK$1,550,020,000) and SGD50,000,000 (equivalent to HK$272,890,845) of perpetual securities at initial distribution rate of 7.25% p.a. (the “Perpetual Securities I”) and 4.5% p.a. (the “Perpetual Securities II”) which are listed on Hong Kong Stock Exchange and Singapore Stock Exchange respectively (collectively the “Perpetual Securities”). Of which, US$38,920,000 (equivalent to HK$301,633,892) of Perpetual Securities I and SGD14,740,000 (equivalent to HK$80,448,221) of Perpetual Securities II were issued in settlement for the redemption of Perpetual Securities issued by the immediate holding company in 2017. The consideration amounting to HK$382,082,113 was settled through the current account with the immediate holding company during the year ended December 31, 2020.
The direct transaction costs attributable to the Perpetual Securities I and Perpetual Securities II in aggregate amounted to HK$4,460,393.
Distributions of the Perpetual Securities I and Perpetual Securities II may be paid semi-annually in arrears on May 14 and November 14 in each year and may be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. Following a deferral, arrears of distributions are cumulative.

F-6
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

27.	PERPETUAL SECURITIES (CONTINUED)

Th
e Perpetual Securities I are unsecured, have no fixed maturity date and are callable at the Company’s option in whole on May 14, 2023 (“First Reset Date”) or any Distribution Payment Date falling after the First Reset Date at their principal amounts together with any accrued, unpaid or deferred distributions. The applicable distribution rate will reset, on First Reset Date and every three years after the First Reset Date, to the sum of the initial spread of 7.011% p.a., the Treasury Rate and a step-up
margin of 5.00% p.a..
The Perpetual Securities II are unsecured, have no fixed maturity date and are callable at the Company’s option in whole on May 14, 2025, which is five years after the issue date or any Distribution Payment Date thereafter at their principal amounts together with any accrued, unpaid or deferred distributions.
On October 27, 2021, the Group has partially early redeemed Perpetual Securities II at the redemption price equal to
75% of the principal amount which amounted to
SGD11,188,000 (equivalent to HK$65,104,192
).
 A gain of HK$15,949,627
was recorded directly in the retained earnings.
The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the Perpetual Securities. For the year ended December 31, 2021 and 2022, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was HK$125,742,843 and HK$122,971,145, respectively, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed HK$124,279,754 and HK$123,620,489 to the holders of perpetual securities during the year ended December 31, 2021 and 2022, respectively.

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions
Save as disclosed elsewhere in these consolidated financial statements, the following non-cash
transactions were recorded.
During the year ended December 31, 2020, the Group subscribed two equity linked notes for a consideration of HK$148,671,602 issued by two former subsidiaries. The underlying securities for an equity linked note were disposed by one of the former fellow subsidiaries, triggering a settlement of equity linked note for a consideration of HK$195,789,033 which was settled in 2021 through the current accounts with AMTD Group under central treasury function. The Group recognized a gain of HK$82,948,667 from this transaction.
During the year ended December 31, 2021, the underlying securities for the other equity linked note were disposed by one of the former fellow subsidiaries, triggering a settlement of equity linked note for a consideration of HK$181,633,667. The Group recognized a gain related to the disposed investment of HK$119,113,730 from this transaction which was settled through the current accounts with AMTD Group.
During the year ended December 31, 2021, the Group disposed financial assets at fair value through profit or loss of HK$196,036,584 to a then fellow subsidiary. The Group recognized a gain related to the disposed investment of HK$5,998,446. The consideration of HK$196,036,584 was settled by way of the current accounts with AMTD Grou
p
.

F-6
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(a)	Major non-cash transactions (continued)

During
the year ended December 31, 2021, the Group purchased financial assets at fair value through profit or loss of HK$163,180,000 from the immediate holding company. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2021, the Group repurchased 69,144,673 Class B ordinary shares from AMTD Group amounting to HK$5,000,000,000. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2022, the Group repurchased 36,923,963 Class B ordinary shares from AMTD Group amounting to HK$2,500,000,000. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2022, the convertible bond was converted into 1,856,436 Class A ordinary shares.
During the year ended December 31, 2022, the Company issued 5,852,805 Class A ordinary shares to a private investor at US$4.28 per share. The consideration amounting to HK$196,592,400 was settled through the transfer of a listed equity investment to the Group.

(b)	Changes in liabilities arising from financing activities

	Margin loans payable HK$	Derivative financial liability HK$	Convertible bond HK$	Bank borrowings HK$	Total HK$
At January 1, 2020	317,722,438	20,813,810	95,995,690	—	434,531,938

Cash flow from financing activities	(330,197,734)	—	—	230,962,565	(99,235,169)
Interest expenses	12,475,296	—	7,717,348	1,317,435	21,510,079
Fair value gain recognized in profit or loss	—	(7,765,148)	—	—	(7,765,148)
Exchange alignment	—	(94,349)	(434,609)	—	(528,958)

At December 31, 2020	—	12,954,313	103,278,429	232,280,000	348,512,742

Cash flow from financing activities	—	—	—	151,263,786	151,263,786
Interest expenses	—	—	8,085,419	4,740,504	12,825,923
Exchange alignment	—	798,360	606,536	586,210	1,991,106

At December 31, 2021	—	13,752,673	111,970,384	388,870,500	514,593,557

Cash flow from financing activities	—	—	—	(239,383,150)	(239,383,150)
Interest expenses	—	—	430,702	6,298,576	6,729,278
Fair value change	—	(13,347,266)	—	—	(13,347,266)
Non-cash transactions:
Conversion of convertible bond	—	(405,407)	(112,401,086)	—	(112,806,493)
Acquisition of subsidiaries	—	—	—	4,589,759	4,589,759
Exchange alignment	—	—	—	103,416	103,416

At December 31, 2022	—	—	—	160,479,101	160,479,101

F-6
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29.	RELATED PARTY TRANSACTIONS

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
Capital market solutions services rendered to fellow subsidiaries	(i)	30,233,187	1,147,769	20,655

Capital market solutions services rendered to related companies controlled by a director of the Company	(i)	98,185,833	—	9,000,000

Capital market solutions services rendered to former fellow subsidiaries	(i)	—	104,300,690	—

Management fee paid to immediate holding company	(i)	150,000	150,000	137,500

Investment advisory fee paid to a fellow subsidiary	(i)	180,000	180,000	165,000

Insurance commission paid to a fellow subsidiary	(i)	105,251	58,228	—

Insurance commission received from immediate holding company	(i)	—	—	31,531

Insurance commission received from a fellow subsidiary	(i)	—	—	1,662

Digital solutions and other services income from immediate holding company	(i)	—	—	12,466,667

Fashion and luxury media advertising and marketing services from immediate holding company	(i)	—	—	22,616,160

Acquisition of investment from immediate holding company	(ii)(a)	556,161,528	163,180,000	—

Acquisition of investments from fellow subsidiaries	(ii)(b)	148,671,602	11,545,800	—

Disposal of an investment to a former fellow subsidiary	(ii)(c)	—	196,036,584	—

Administrative service fee paid to immediate holding company	(iii)	24,000,000	24,000,000	29,500,000

F-

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 202
2

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):

		For the year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
Interest income from immediate holding company	(iv)	101,159,079	116,028,045	75,991,943

Stock lending interest income from a former fellow subsidiary	(i)	—	34,740	—

Recharge from/(to) immediate holding company
—Staff costs		20,156,843	22,081,545	31,986,661
—Premises cost		14,010,263	13,964,993	11,507,635

	(iii)	34,167,106	36,046,538	43,494,296

Treasury shares repurchased from immediate holding company	28	—	5,000,000,000	2,500,000,000

Perpetual securities redeemed from a former fellow subsidiary		—	4,648,331	—

Perpetual securities redeemed from a related company		—	35,719,218	—

Acquisition of AMTD Digital from immediate holding company and fellow subsidiaries	(ii)(d)	—	—	5,793,768,692

Net changes in fair value on derivative financial asset entered into with a related party controlled by a director of the Company	(v)	321,797,949	—	—

Consideration received for disposal of investments to a related party controlled by a director of the Company	(v)	972,215,580	—	—

Consideration received for settlement of derivatives contracts with a related party controlled by a director of the Company	(v)	618,682,641	—	—

Notes:
(i)	The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.
(ii)	a.
In 2020, the transaction represented the acquisition of 14.37% interest in a fellow subsidiary, AMTD Digital from AMTD Group based on fair value at the date of acquisition. In 2021, the transaction represented the acquisition of 19.9% interest in another fellow subsidiary, AMTD Assets Alpha Group, from AMTD Group based on the investee’s net asset value on the date of acquisition. The considerations were settled through the current account with AMTD Group.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):
Notes: (continued)

b.
In 2020, the transactions represented the acquisition of equity linked notes from a former fellow subsidiaries based on the fair value as of the date of acquisition. In 2021, the transaction represented the acquisition of an unlisted equity investment from a fellow subsidiary.

	c.	The transactions represented the disposal of unlisted equity investment to a related company based on the fair value as of the date of disposal. The gain on disposal amounted to HK$5,998,446.

	d.	In 2022, the Group acquried 82.7% interest in AMTD Digital from the immediate holding company and fellow subsidiaries at a consideration of approximately US$993 million. Details refer to Note 34 (a).

(iii)
The staff costs and premises cost was recharged by the immediate holding company based on actual usage. Starting from July 2022, the immediate holding company charged a fixed service fee of HK$9,000,000 (HK$6,000,000 prior to July 2022) per quarter for other administrative expenses.

(iv)	The transaction represented the interest income charged at 2% per annum (Note 5) on the outstanding amount due from the immediate holding company which was payable on demand.
(v)
In December 2019, the controlling person of the counterparty, with which the Group has entered into the Agreements (Note 14), was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company. On October 27, 2020, the Agreements were novated to an external party.

(B)	In addition to balances disclosed elsewhere in these consolidated financial statements, the Group had the following outstanding balances with related parties:

(i)
Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On August 5, 2019 and July 15, 2022, the Group and its subsidiary entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31, 2021 and 2022, the net balance between the Group and the immediate holding company was an amount due from immediate holding company of HK$2,144,975,230 and HK$2,239,358,702 respectively, which bears interest at 2% per annum and are unsecured and repayable on demand. The Group did not have any outstanding balances with its fellow subsidiaries. For the years ended December 31, 2020, 2021 and 2022, there was no provision for credit loss on amounts due from immediate holding company.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(C)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Short-term employee benefits	32,692,568	22,426,846	33,320,024
Other long-term benefit	54,745	55,200	99,750

	32,747,313	22,482,046	33,419,774

30.	FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:
As of December
 31, 2021
Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	Mandatorily required to be measured at fair value
	HK$	HK$	HK$
Accounts receivable	—	86,514,680	86,514,680
Financial assets included in prepayments, deposits and other receivables	—	1,196,110	1,196,110
Due from immediate holding company	—	2,144,975,230	2,144,975,230
Financial assets at fair value through profit or loss	2,786,027,085	—	2,786,027,085
Derivative financial asset s	969,894,519	—	969,894,519
Other assets	—	136,065,738	136,065,738
Cash and bank balances	—	526,206,108	526,206,108

	3,755,921,604	2,894,957,866	6,650,879,470

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$
Accounts payable	—	155,020,918	155,020,918
Financial liabilities included in other payables and accruals	—	72,107,680	72,107,680
Bank borrowings	—	388,870,500	388,870,500
Derivative financial liability	13,752,673	—	13,752,673
Convertible bond	—	111,970,384	111,970,384

	13,752,673	727,969,482	741,722,155

F-
7
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

30.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)
The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows (continued):

As of December 31, 2022
Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	Mandatorily required to be measured at fair value
	HK$	HK$	HK$
Accounts receivable	—	187,673,616	187,673,616
Financial assets included in prepayments, deposits and other receivables	—	954,518,603	954,518,603
Due from immediate holding company	—	2,239,358,702	2,239,358,702
Financial assets at fair value through profit or loss	1,523,195,334	—	1,523,195,334
Derivative financial assets	1,443,134,162	—	1,443,134,162
Other assets	—	9,620,468	9,620,468
Restricted cash	—	3,239,362	3,239,362
Cash and bank balances	—	1,078,411,335	1,078,411,335

	2,966,329,496	4,472,822,086	7,439,151,582

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$
Accounts payable	—	82,315,173	82,315,173
Financial liabilities included in other payables and accruals	—	102,788,191	102,788,191
Bank borrowings	—	160,479,101	160,479,101

	—	345,582,465	345,582,465

F-7
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Carrying amounts		Fair values
	As of December 31,		As of December 31,
	2021	2022	2021	2022
	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	2,786,027,085	1,523,195,334	2,786,027,085	1,523,195,334
Derivative financial asset s	969,894,519	1,443,134,162	968,386,750	1,443,214,318

	3,755,921,604	2,966,329,496	3,754,413,835	2,966,409,652

Financial liabilities
Derivative financial liability	13,752,673	—	13,752,673	—

Management has assessed that the fair values of cash and bank balances, restricted cash, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, accounts payable, financial liabilities included in other payables and accruals, bank borrowings and convertible bond, approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates.
The Group’s finance department headed by the finance director is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, finance department analyzes the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.
The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
As of December 31, 2021 and 2022, the fair values of listed equity investments, including the stock loan, were based on quoted market prices.
The valuation methodologies for material unlisted equity securities and movie income right investments are set out in Note 3 to the consolidated financial statements.
The fair value of the derivative financial assets in relation to the Agreements was estimated using the MCS and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial assets in relation to the Agreement as Level 3. The management believed that the estimated fair values resulting from the valuation technique were reasonable. The accounting policy of the day 1 profit or loss arising from the difference between the transaction price and the fair value upon initial recognition is disclosed in Note 2.4 to the consolidated financial statements.

F-7
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value of the conversion option embedded in the convertible bond is calculated based on the difference of the fair value of convertible bond as a whole using binomial method, and the fair value of the loan using the discounted cash flow method. The valuation of the fair value of convertible bond as a whole requires the Group to determine credit spread, discount rate, liquidity spread and volatility.
Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2021:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment Investment D	Multiple/ EVA	Equity volatility	75.29%	5% increase/decrease in volatility results in decrease/increase in fair value by 0%/ 0%
		Median Forward P/E multiple of peers	2.10	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 0%/1.9%
Unlisted equity investment Investment E	Multiple/ EVA	Equity volatility	48.52%	5% increase/decrease in volatility results in decrease/increase in fair value by 1.3%/1.3%
		Median Forward P/E multiple of peers	18.97	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 4.2%/4.3%
Unlisted equity investment Investment F	Multiple/ EVA	Average P/E multiple of peers	61.29	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 5.0%/5.0%
		Discount of lack of marketability	45%	5% increase/decrease in discount of lack of marketability results in decrease/increase in fair value by 4.1%/4.1%
Unlisted equity investment Investment H	Net asset value method	Net asset value	Note (a)	5% increase/decrease in net asset value results in increase/decrease in fair value by 5.0%/5.0%
Derivative financial assets in relation to the Agreements	MCS	Volatility of Underlying Assets	35.95%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.06%
Derivative financial liability	Binomial option pricing model	Volatility	46.21%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.07%/0.13%
		Discount rate	12.52%	5% increase/decrease in discount rate results in decrease/increase in fair value by 0.70%/0.71%

F-7
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below
is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2022:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment Investment H	Net asset value method	Net asset value	Note (a)	5% increase/decrease in net asset value results in increase/decrease in fair value by 5.0%/5.0%

Unlisted equity investment Investment I	Multiple/EVA	Equity volatility	69.60%	5% increase/decrease in volatility results in decrease/increase in fair value by 0.0%/0.0%

Movie income right investments	Income approach	Discount rate	10.40%-12.59%	5% increase/decrease in the discount rate results in decrease/increase in fair value by 5.0%/5.0%

Derivative financial assets in relation to the Agreements	MCS	Volatility of Underlying Assets	49.78%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.1%/0.1%
Note:
(a)
The fair value is derived from the net asset value of Investment H that is mostly attributable from its underlying property investments with their fair value being measured by income approach. The directors of the Company considered that remaining assets or liabilities in Investment H are not significant to the amount of overall investment and approximated to their fair value.

F-7
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2021
Financial assets at fair value through profit or loss	1,055,407,260	21,525,064	1,709,094,761	2,786,027,085
Derivative financial asset	—	—	969,894,519	969,894,519

	1,055,407,260	21,525,064	2,678,989,280	3,755,921,604

As of December 31, 2022
Financial assets at fair value through profit or loss	861,455,286	33,804,838	627,935,210	1,523,195,334
Derivative financial assets	—	137,877,845	1,305,256,317	1,443,134,162

	861,455,286	171,682,683	1,933,191,527	2,966,329,496

Liability measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2021
Derivative financial liabilities	—	—	13,752,673	13,752,673

During the year ended December 31, 2021, the valuation technique for the fair value of Investment F has been changed due to the lack of recent transaction price. Since February 23, 2022, the acquisition of majority stake of AMTD Digital has been completed, the original investment in AMTD Digital was derecognized
 upon the consolidation of AMTD Digital. During the year ended December 31, 2021 and 2022, there were no transfers of fair value measurements between Level 1 and Level 2. Transfers between levels of the fair value hierarchy are deemed to occur at the end of each reporting period.

F-7
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Financial assets at fair value through profit or loss:
At January 1,	322,697,916	299,855,685	1,709,094,761
Addition	—	163,180,000	169,303,189
Disposal	—	(196,036,584)	(354,050,259)
Transfer (Note 3)	—	1,120,244,487	11,630,000
Derecognition (Note 34(a))	—	—	(1,271,643,878)
Receipt of investment return	—	—	(20,899,338)
Total (losses) gains in profit or loss	(22,842,231)	321,851,173	384,500,735

At December 31,	299,855,685	1,709,094,761	627,935,210

The total profits for the year included an unrealized gain of HK$216,520,744 relating to level 3 financial assets at FVTPL that are measured at fair value held as at December 31, 202
2
 (Unrealized gain of HK$321,851,173
and unrealized loss of HK$22,842,231 as at December 31, 2021 and 2020, respectively). Fair value gains or losses on financial assets at FVTPL are included in the “Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets)” line item.

Included in the total (losses) gains in profit or loss for the year ended December 31, 2022 is HK$168,063,704 relating to gain from disposal of financial assets at fair value through profit or loss.

	For the year ended December 31,
	2021	2022
	HK$	HK$
Derivative financial assets in relation to the Agreements (Note 14):
At January 1,	1,023,902,566	969,894,519
Recognition of day 1 profit or loss deferred on inception of contract, renegotiation and extension	14,591,113	15,588,500
Net fair value gains recognized in profit or loss	(68,599,160)	331,293,928
Gain related to disposed investment	—	3,786,355
Partial settlement	—	(15,306,985)

At December 31,	969,894,519	1,305,256,317

	For the year ended December 31,
	2021	2022
	HK$	HK$

Derivative financial liability (Note 25):
At January 1,	12,954,313	13,752,673
Net fair value changes recognized in profit or loss	798,360	(13,347,266)
Converted into class A shares	—	(405,407)

At December 31,	13,752,673	—

F-7
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, restricted cash and cash and bank balances, accounts payable, financial liabilities included in other payables and accruals, bank borrowings, convertible bond and derivative financial liability which primarily arise directly from its operations.
The main risks arising from the Group’s financial instruments are price risk, foreign currency risk, interest rate risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.
Price risk
Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.
The Group is exposed to equity securities price risk because certain investments held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through profit or loss. Profit for the year would increase/decrease as a result of gains/losses on equity securities classified as financial assets at fair value through profit or loss.
At December 31, 2021 and 2022, if there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$52,770,000 and HK$43,073,000 higher/lower.
At December 31, 2021 and 2022, if there had been a 5% increase/decrease in the equity price of unlisted equity shares
,
 included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$86,531,000 and HK$27,922,000 higher/lower.
The Group had concentration risk in its strategic investments segment as 81% (2021:
100%)
 of
listed equity shares at December 31, 2021 and 2022 were investments in listed equity shares in Investment A, and

0%
 (2021: 65%) and 97% (2021: 28%) of unlisted equity shares at December 31, 2021 and 2022 were investments in Investment F and Investment H, respectively.
On April 1, 2019, the Group entered Agreements with the counterparty in relation to the movement of the share price of the entirety of the Underlying Assets to reduce the Group’s exposure the changes in fair value of financial assets. The Agreements were modified and renewed several times as disclosed in Note 14. The derivative financial asset is initially recognized at fair value and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss. During the year ended December 31, 2021 and 2022, changes in the fair value of the derivative financial asset of HK$54,008,047 and HK$484,760,273, were charged to profit or loss.
Foreign currency risk
Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of group entities, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is currently pegged to United States dollars (“US$”), management considers that there is no significant foreign currency risk arising from the Group’s monetary assets and the liability denominated in US$.

F-

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Foreign currency risk (continued)

The Group’s key currency risk exposure primarily arises from accounts receivable, payable and bank balances denominated in other currencies. As of December 2021 and 2022, the Group had no significant exposure to foreign currency risk. Consequently, no sensitivity analysis has been performed and disclosed.
Interest rate risk
The Group is exposed to fair value interest rate risk in relation to fixed-rate amount due from immediate holding company, convertible bond and bank borrowings. The Group cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balance, and US$ denominated bank borrowings based on Wall Street Journal prime rate. The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate bank borrowings. The Group aims at keeping borrowings at variable rates. The Group manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.
No sensitivity analysis has been presented for variable rate bank balances and variable rate bank borrowings as the bank deposit and bank borrowings as the cash flow interest rate risk
exposure is insignificant.
Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the management periodically.
The Group has credit risk exposure in relation the Agreements entered into with a counterparty amounting to HK$969,894,519 and HK$1,305,256,317 as of December 31, 2021 and 2022, respectively (Note 14). As of December 31, 2021 and 2022, the market value of listed securities pledged to the Group in relation to the
A
greements amounted to approximately
HK$3,089,570,978 and HK$3,781,638,616, respectively (Note

14).
The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.
Other than accounts receivable mentioned in Note 11, the credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on amounts from immediate holding company and other receivables are not significant after considering counterparties’ financial background and creditability. Therefore, the directors of the Company concluded that no ECL impairment is recognized as the amount is not material.

F-
8
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Maximum exposure and staging as of December 31, 2021 and 2022
As of December 31, 2021

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	21,545,865	—	—	64,968,815	86,514,680
Financial assets included in prepayments, deposits and other receivables
—Normal**	1,196,110	—	—	—	1,196,110
Due from immediate holding company
—Normal**	2,144,975,230	—	—	—	2,144,975,230
Other assets
— Not yet past due	136,065,738	—	—	—	136,065,738
Cash and bank balances
— Not yet past due	526,206,108	—	—	—	526,206,108

	2,829,989,051	—	—	64,968,815	2,894,957,866

*
For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix and internal credit rating mentioned in Note 11 to the consolidated financial statements.

**
The credit quality of the financial assets included in prepayments, deposits and other receivables, and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition; “doubtful” when there has been significant increase in credit risk since initial recognition through information developed internally or externally; “loss” when there is evidence indicating the asset is credit-impaired: and “
write-off
” when there is evidence indicating that the debtor is in severe financial difficulty and Group has no realistic prospect of recovery.

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AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Maximum exposure and staging as of December 31, 2021 and 2022 (continued)

As of December 31, 2022

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	—	—	—	187,673,616	187,673,616
Financial assets included in prepayments, deposits and other receivables
—Normal**	954,518,603	—	—	—	954,518,603
Due from immediate holding company
—Normal**	2,239,358,702	—	—	—	2,239,358,702
Other assets
— Not yet past due	9,620,468	—	—	—	9,620,468
Restricted cash
— Not yet past due	3,239,362	—	—	—	3,239,362
Cash and bank balances
— Not yet past due	1,078,411,335	—	—	—	1,078,411,335

	4,285,148,470	—	—	187,673,616	4,472,822,086

*
For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix and internal credit rating mentioned in Note 11 to the consolidated financial statements.

**
The credit quality of the financial assets included in prepayments, deposits and other receivables, and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition; “doubtful” when there has been significant increase in credit risk since initial recognition through information developed internally or externally; “loss” when there is evidence indicating the asset is credit-impaired: and “
write-off
” when there is evidence indicating that the debtor is in severe financial difficulty and Group has no realistic prospect of recovery.

Liquidity risk
The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations, loans and equity financing.

F-
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2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	As of December 31, 2021
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	155,020,918	—	—	155,020,918
Bank borrowings	2.1%	390,926,836	2,631,251	—	393,558,087
Financial liabilities included in other payables and accruals	N/A	72,107,680	—	—	72,107,680
Convertible bond	7.8%	—	—	125,319,026	125,319,026

		618,055,434	2,631,251	125,319,026	746,005,711

	As of December 31, 2022
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	82,315,173	—	—	82,315,173
Bank borrowings	6.3%	158,011,249	622,237	3,614,825	162,248,311
Financial liabilities included in other payables and accruals	N/A	102,788,191	—	—	102,788,191

		343,114,613	622,237	3,614,825	347,351,675

Capital risk management
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.
The capital structure of the Group consists of debt which includes bank borrowings and equity attributable to equity holders of the Company, comprising share capital, treasury shares,
retained profits, capital reserve and perpetual securities, as disclosed in consolidated statements of changes in equity.
There were no changes on the Group’s approach to capital risk management during the years ended December 31, 2021 and 2022.

33.	SHARE-BASED COMPENSATION
AMTD SpiderMan Share Incentive Plan
In June 2019, the Group’s board of directors approved the AMTD SpiderMan Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of the business. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 20,000,000 and on January 1 of each year

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3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

33.	SHARE-BASED COMPENSATION (CONTINUED)
AMTD SpiderMan Share Incentive Plan (continued)

after the effective date of the 2019 Plan, will automatically increase to the number of shares that is equal to ten percent (10%) of the total issued and outstanding share capital of the Group as of December 31 of the preceding year. In addition, on January 1 of each year after the effective date of the 2019 Plan, the aggregate number of shares that may be issued under the 2019 Plan will automatically increase by the number of shares representing 1.0% of the total issued and outstanding share capital of the Group as of December 31 of the preceding year, or such less number as the board of directors may determine. As of the date of this annual report, no awards have been granted under the 2019 Plan.
Share-based compensation of AMTD Digital
On August 3, 2020, AMTD Digital granted 38,710 shares of Class A ordinary shares, which has a vesting period of 3 years, to an employee of AMTD Digital. The grant date fair value of the Class A ordinary shares of AMTD Digital is determined based on recent transaction price of equity share of AMTD Digital.
On July 31, 2021, AMTD Digital granted 17,540 restricted shares units of Class A ordinary shares of AMTD Digital (“RSUs”) to an employee of AMTD Digital. The RSUs granted have a vesting period of three years of employment services with the first one-third vesting on the first anniversary from grant date, and the remaining two third vesting on an annual basis over a two-year period ending on the third anniversary of the grant date. The grant date fair value of the RSUs is determined based on recent transaction price of the equity share of AMTD Digital.
The non-vested shares and RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right. In the event a non-vested shareholder’s employment for AMTD Digital is terminated for any reason prior to the third anniversary of the grant date, the holder’s right to the non-vested shares and RSUs will terminate effectively. The outstanding non-vested shares and RSUs shall be forfeited and automatically transferred to and reacquired by AMTD Digital without any consideration.

The aggregate fair value of the restricted shares and RSUs at grant date was HK$
5,743,340
for the year ended December 31, 2022.
5,847 RSUs were vested during the year ended December 31, 2022.
The share-based payment expense amounted to HK$1,595,372

was recognized in the consolidated financial statements during the year ended December 31, 2022.
As of December 31, 2022, there was HK$
1,788,809
 unrecognized compensation cost related to non-vested shares and RSUs of AMTD Digital which is expected to be recognized over a weighted average vesting period of
1.1
 years
.

34.	ACQUISITIONS OF SUBSIDIARIES
(a) Acquisition of AMTD Digital
In February 2022, the Company acquired an 82.7% shareholding of AMTD Digital by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital at a consideration of approximately US$993 million, which was based on the agreed share price of US$8.38 per share of the Company. The transaction was completed and AMTD Digital became a consolidated subsidiary of the Company since March 1, 2022 based on business combination under common control using predecessor accounting prospectively. The original 14.4%
equity interest in AMTD Digital, accounted for as financial assets at fair value through profit or loss, was derecognized upon consolidation of AMTD Digital. The difference

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition of AMTD Digital (continued)

between the consideration and the net asset value of AMTD Digital, amounting to approximately
HK$6,049 million, was recorded in capital reserve within the statement of changes in equity.
Consideration transferred

HK$
Fair value of previously held equity interest	1,271,643,878
Ordinary shares of the Company	7,756,228,581

9,027,872,459

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2022.
Assets acquired and liabilities recognized at the date of acquisition

HK$
Intangible assets	37,565,776
Goodwill	58,675,041
Property, plant and equipment	138,647
Other assets	13,695,802
Cash and bank balances	101,977,036
Accounts receivable	58,752,389
Prepayments, deposits and other receivables	278,018,221
Due from immediate holding company	2,484,684,809
Financial assets at fair value through profit or loss	165,643,411
Account s payable	(8,739,902)
Other payables and accruals	(67,568,783)
Tax payable	(28,213,719)
Deferred tax liabilities	(5,953,845)

Total identifiable net assets	3,088,674,883

Reserve arising on acquisition:

HK$
Consideration transferred	9,027,872,459
Plus: non-controlling interests of AMTD Digital (2.91%) (note)	89,294,338
Plus: non-controlling interests of AMTD Digital’s subsidiaries	20,848,000
Less: recognized amounts of net assets acquired	(3,088,674,883)

6,049,339,914

Note: The
non-controlling
interests recognized at the acquisition date were measured by reference to the non-controlling
interests proportionate share of the recognized amounts of acquiree’s identifiable net assets which is at carrying amounts under predecessor accounting.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition of AMTD Digital (continued)
Assets acquired and liabilities recognized at the date of acquisition (continued)

Net cash inflow on acquisition of AMTD Digital

HK$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	101,977,036

101,977,036

Impact of acquisition of AMTD Digital on the results of the Group
Revenue for the year includes HK$298.0
million generated from AMTD Digital from March 1, 2022 to December 31, 2022. Included in the profit for the year is HK$250.5
million segmental result attributable to the additional business generated by AMTD Digital from March 1, 2022 to December 31, 2022.
Had the acquisition of AMTD Digital been completed on January 1, 2022, revenue for the year of the Group would have been HK$1,252.4 million, and the profit for the year would have been HK$1,130.8 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future results.
(b) Acquisition of L’Officiel
In April 2022, the Company acquired 100% equity interest of L’Officiel. The consideration of the acquisition amounting to HK$492,824,872 was paid by immediate holding company on behalf of the Group which was subsequently settled through the current account with the immediate holding company during the year ended December 31, 2022. The transaction was completed and L’Officiel became a consolidated subsidiary of the Company since May 1, 2022 using acquisition accounting. As of end of the reporting period, the initial recognition and measurement of intangible assets acquired has not been completed. Accordingly, the purchase price allocation and accounting of the acquisition is not complete and on a provisional basis. Those provisional amounts may be adjusted during the measurement period or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.
Consideration transferred

HK$
Consideration settled by amount due from immediate holding company	492,824,872

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2022.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition of L’Officiel (continued)

Assets acquired and liabilities recognized at the date of acquisition

HK$

Intangible assets	724,253,789
Restricted cash	3,746,823
Cash and bank balances	1,935,822
Accounts receivables	14,555,302
Prepayments, deposits and other receivables	21,537,765
Accounts payable	(90,183,339)
Other payables and accruals	(86,606,246)
Provisions	(32,131,266)
Bank borrowings	(4,589,759)
Deferred tax liabilities	(21,727,614)

Total identifiable net assets at fair value	530,791,277

The gross contractual amounts of accounts receivable and other receivables as at the date of acquisition amounted to HK$14,555,302 and HK$19,557,396, respectively. No accounts receivable and other receivables were expected to be uncollectible.
Gain arising on acquisition:

HK$
Recognized amounts of net assets acquired	530,791,277
Less: Consideration transferred	(492,824,872)

37,966,405

Bargain purchase gain amounting to HK$37,966,405

on acquisition of L’Officiel is recognized in profit or loss within the other gain line item in the consolidated statements of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition.
Net cash inflow on acquisition of L’Officiel

HK$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	1,935,822

1,935,822

Impact of acquisition of L’Officiel on the results of the Group
Revenue for the year includes HK$59.7
million generated from L’Officiel from May 1, 2022 to December 31, 2022. Included in the profit for the year is HK$
21.3

million segmental result attributable to the additional business generated by L’Officiel from May 1, 2022 to December 31, 2022.
Had the acquisition of L’Officiel been completed on January 1, 2022, revenue for the year of the Group would have been HK$
1,391.1
million, and the profit for the year would have been HK$
1,269.4
million. The

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition of L’Officiel (continued)
Assets acquired and liabilities recognized at the date of acquisition (continued)

pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future results.

35.	PENDING LITIGATION
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Any situation will be reviewed in conjunction with the Group’s legal advisors. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

36.	SUBSEQUENT EVENTS
On August 16, 2022, the Group entered into certain agreements with the immediate holding company of the Group, pursuant to which AMTD Group will inject into the Group
100
%
of the equity interest in AMTD Assets Group (“AMTD Assets”), which holds a global portfolio of premium whole building properties, with a fair market value of approximately
US$
500
 million. After deducting the outstanding liabilities associated with the properties, the net purchase consideration amounted to US$
268
 million, which will be settled by the issuance of
30,875,576
newly issued Class B ordinary shares of the Company at US$8.68 per share. The transaction has been completed in February 2023 and the Group will adopt the principle of pooling of interest method. The Company is in the process of concluding the assets acquired and liabilities assumed and therefore such information has not been included in these consolidated financial statements.
The Company entered into share subscription agreements with certain selected investors on April 19, 2023. The investors agreed to subscribe for and purchase from the Company a total of 90,000,000 newly issued Class A ordinary shares of Company with total proceeds of US$93.6 million.

37.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorised for issue by the Board of Directors on
April 21
, 2023.

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